Exhibit 99.2
FINAL ATTACHMENT
TO MASTER AGREEMENT
ST ASSET CONTRIBUTION AGREEMENT 1
     THIS ST ASSET CONTRIBUTION AGREEMENT (the “ST Asset Contribution Agreement” and, as referred to herein, this “Agreement”), dated as of                           , 200     , is by and between STMICROELECTRONICS N.V., a company with limited liability organized under the laws of The Netherlands, with its corporate seat in Amsterdam, The Netherlands (“ST”), and [NEWCO], a company with limited liability organized under the laws of The Netherlands (“Newco”). ST and Newco are sometimes referred to herein as the “Parties” and each individually as a “Party.”
     A. ST desires to transfer, and to cause certain of its Affiliates to transfer (ST and such Affiliates, collectively, the “ST Transferors”) to Newco and its Affiliates, and Newco desires to acquire, and to cause its Affiliates to acquire, from ST and such ST Affiliates, the ST Transferred Assets in consideration for the issuance by Newco of the ST Newco Shares, the payment by Newco of the ST Cash Consideration, and the assumption by Newco or its Affiliates of the ST Transferred Liabilities, all on the terms and conditions set forth in this Agreement.
     B. ST, Intel, FP and FP Holdco entered into that certain Master Agreement, dated May 22, 2007, that provides, among other things, for the simultaneous consummation of the transactions contemplated by this Agreement, the Intel Asset Transfer Agreement and the Share Purchase Agreement, subject to the terms and conditions set forth in such agreements and the Master Agreement.
     C. The Parties intend that, for United States federal income tax purposes, the transfer of the ST Transferred Assets and issuance of the ST Consideration, as contemplated by this Agreement, be treated as described on Schedule 2.6 to the ST ACA Disclosure Letter.
     NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
     1.1 Definitions. Capitalized terms used in this Agreement shall have the respective meanings ascribed to such terms in Appendix A to this Agreement.
     1.2 Defined Terms Generally. The definitions set forth or referred to in Appendix A shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed

[1]	ST Transferors and Newco Affiliates to be added as Parties.

FINAL ATTACHMENT
TO MASTER AGREEMENT
by the phrase “without limitation”. All references herein to Articles, Sections and Exhibits and Schedules shall be deemed to be references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Unless the context shall otherwise require, any reference to any contract, instrument, statute, rule or regulation is a reference to it as amended and supplemented from time to time (and, in the case of a statute, rule or regulation, to any successor provision). Any reference in this Agreement to a “day” or a number of “days” (without the explicit qualification of “Business”) shall be interpreted as a reference to a calendar day or number of calendar days.
ARTICLE II
TRANSFER OF ASSETS
     2.1 ST Transferred Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, Newco (or, to the extent indicated on Schedule 2.6 of the ST ACA Disclosure Letter, an Affiliate of Newco) shall acquire from the ST Transferors, and ST shall transfer, assign and convey to Newco (or, to the extent indicated on Schedule 2.6 of the ST ACA Disclosure Letter, a Subsidiary of Newco), or cause to be transferred, assigned and conveyed by the other ST Transferors to Newco (or an Affiliate of Newco, in each case, as set forth on Schedule 2.6 of the ST ACA Disclosure Letter), free and clear of all Liens other than Permitted Liens, all right, title and interest of the ST Transferors in, to and under the following assets, as the same shall exist at the Effective Time, after giving effect to any changes therein pursuant to Sections 4.10 and 4.12 of the Master Agreement (subject to the ultimate paragraph hereof with respect to assets transferred, assigned and conveyed to a ST Transferred Entity prior to the Closing) (collectively, the “ST Transferred Assets”):
     (a) the ST Equipment;
     (b) the ST Transferred Purchase Orders;
     (c) the ST Transferred Sales Orders, including any rights that ST or any Subsidiary of ST may have in any Post-Closing Accounts Receivable of Newco and its Subsidiaries or the ST Business (including those of the ST Transferred Entities), and all Third Party A/R Owed to ST Transferred Entities (as finally determined in accordance with Section 2.8(e));
     (d) subject to Section 2.5, the Owned ST Real Property, the Leased ST Real Property, and the ST Leases, in each case as and to the extent contemplated by the ST Facility Transfer Term Sheets;
     (e) subject to Section 2.5, the ST Transferred Contracts;
     (f) the ST Prepayments;
     (g) the ST Transferred Patents;
     (h) the ST Transferred Trade Secrets;

FINAL ATTACHMENT
TO MASTER AGREEMENT
     (i) the ST Transferred Copyrights;
     (j) the ST Transferred Trademarks;
     (k) the ST Transferred Permits;
     (l) the ST Books and Records;
     (m) the ST Transferred Interests and the Hynix Interests;
     (n) the ST Transferred Inventory;
     (o) the ST Transferred Claims;
     (p) the ST Transferred Entity Books and Records;
     (q) the ST Transferred Systems;
     (r) the licenses and other rights transferred by ST to Newco pursuant to the ST Intellectual Property Agreement;
     (s) the Cash and Cash Equivalents and bank accounts of the ST Transferred Entities; and
     (t) any assets or properties listed in any new schedule to the ST ACA Disclosure Letter delivered to Newco pursuant to Section 4.12 of the Master Agreement;
     provided that in no event shall the ST Transferred Assets include any ST Excluded Asset.
     The ST Transferred Intellectual Property shall be subject to any (i) licenses retained by ST or its Affiliates or granted to ST or its Affiliates pursuant to any ST Ancillary Agreement, (ii) licenses and Contracts with use restrictions existing on the date hereof granted to or by ST or its Subsidiaries and (iii) licenses and Contracts with use restrictions entered into by ST or its Subsidiaries in the ordinary course of business not in violation of this Agreement prior to the Closing Date. The ST Transferred Intellectual Property may be further obligated (either prior to the date of the Master Agreement or in the ordinary course of business between such date and the Closing Date) to be non-exclusively licensed as a result of ST’s or its Affiliate’s participation in various Special Interest Groups (SIGs), Standard Definition Organizations (SDOs), and similar organizations which may impose obligations to non-exclusively license ST Transferred Intellectual Property to third parties. To the extent that ST is required to ensure that successors with respect to the ST Transferred Patents assume such obligations to license, Newco hereby assumes such obligations.
     Notwithstanding the foregoing, with respect to any ST Transferred Asset owned by a ST Transferred Entity at the Effective Time, in lieu of transferring such ST Transferred Asset, ST shall transfer, assign and convey, or cause another ST Transferor to transfer, assign and convey,

FINAL ATTACHMENT
TO MASTER AGREEMENT
free and clear of all Liens other than Permitted Liens, all of the outstanding equity interests of such ST Transferred Entity, which interests shall be included in the ST Transferred Interests.
     2.2 ST Excluded Assets. Newco and ST expressly understand and agree that all assets of ST and its Subsidiaries other than the ST Transferred Assets (collectively, the “ST Excluded Assets”), shall be excluded from the ST Transferred Assets, including, but not limited to:
     (a) all assets, tangible or intangible, real or personal, that are not specifically identified under Section 2.1, including all of ST’s Intellectual Property other than the ST Transferred Intellectual Property;
     (b) all Contracts that are not ST Transferred Contracts;
     (c) all Prepayments of ST associated with Contracts that are not ST Transferred Contracts or other obligations not assumed by Newco;
     (d) all Pre-Closing Accounts Receivable of ST and its Subsidiaries, other than Third Party A/R Owed to ST Transferred Entities (as finally determined in accordance with Section 2.8(e));
     (e) all Cash and Cash Equivalents of ST and its Subsidiaries, other than that of the ST Transferred Entities;
     (f) all bank accounts of ST and its Subsidiaries, other than bank accounts of the ST Transferred Entities;
     (g) all ST Employee Plans;
     (h) all ST Excluded Claims;
     (i) all rights to or claims for refunds or credits of Taxes (including penalties) paid by ST or any of its Subsidiaries, or any member of any consolidated, affiliated, combined or unitary group of which ST is or has been a member, other than refunds of Taxes with respect to a Post-Closing Tax Period paid by the ST Transferred Entities or Newco or any of its Subsidiaries;
     (j) all rights, properties, and assets which have been used in the ST Business and which shall have been transferred (including transfers by way of sale), licensed or otherwise disposed of in the ordinary course of business (other than to ST or any Subsidiary of ST) prior to the Effective Time and not in violation of the terms of this Agreement or Section 4.10 of the Master Agreement;
     (k) except as expressly provided in Section 2.1(q), all enterprise software, database management systems and networks of ST or its Subsidiaries, including all sales management, engineering, materials, business planning, manufacturing, logistics, finance and accounting systems utilized by the ST Business;

FINAL ATTACHMENT
TO MASTER AGREEMENT
     (l) the minute books, stock ledgers, accounting records, Tax Returns and others records relating to Taxes, in each case of ST or any of its Subsidiaries (other than the ST Transferred Entities), other than the ST Books and Records;
     (m) internal reports relating to the business activities of ST and its Subsidiaries that are not ST Transferred Assets;
     (n) insurance policies and rights, claims or causes of action thereunder, including Claims which ST or any of its Affiliates may have under any insurance contracts or policies insuring the ST Transferred Assets;
     (o) all of the assets specifically identified on Schedule 2.2(o) of the ST ACA Disclosure Letter; and
     (p) any asset of the ST Transferred Entities that is not a ST Transferred Asset.
     On the Closing Date, immediately prior to the Closing, each ST Transferred Entity holding ST Excluded Assets shall transfer, assign and convey all of its right, title and interest in and to such ST Excluded Assets, including any and all intercompany Accounts Receivable of such ST Transferred Entity, to ST or a Subsidiary of ST designated by ST, such that no ST Transferred Entity shall hold any ST Excluded Asset as of the Closing Date.
     2.3 ST Transferred Liabilities. Upon the terms and subject to the conditions of this Agreement and the ST Ancillary Agreements, effective at the Effective Time, Newco (or, to the extent indicated on Schedule 2.6 of the ST ACA Disclosure Letter, a Subsidiary of Newco) shall assume, and shall fully pay, perform, fulfill and discharge when due, the following Liabilities of ST or its Subsidiaries, it being understood that certain of the Liabilities set forth below may be a Liability of a ST Transferred Entity, the interests in which are transferred to Newco (or a Subsidiary of Newco as indicated on Schedule 2.6 to the ST ACA Disclosure Letter) (collectively, the “ST Transferred Liabilities”):
     (a) all Liabilities under or arising out of the ST Transferred Contracts that are required to be paid or performed on and after the Effective Time;
     (b) all Liabilities that are expressly assumed under this Agreement;
     (c) all Liabilities to the extent accruing, arising out of, or relating to the operation and ownership of the ST Business and the ST Transferred Assets by Newco and its Subsidiaries on and after the Effective Time;
     (d) all Liabilities (including any ST Employment Agreements) that are assumed by operation of Applicable Law related to the ST Transferred Employees;
     (e) any Taxes (x) of a ST Transferred Entity, or arising from the ST Transferred Assets or ST Business, in either case allocable to a Post-Closing Tax Period, except to the extent otherwise allocated to ST pursuant to Section 5.8 or as described in

FINAL ATTACHMENT
TO MASTER AGREEMENT
clauses (i) and (ii) of Section 6.2(g) and (y) otherwise allocated to Newco, pursuant to Section 5.8;
     (f) the ST Post-Closing Product Obligations;
     (g) all ST Post-Closing Environmental Liabilities; and
     (h) all Third Party A/P Payable by ST Transferred Entities (as finally determined in accordance with Section 2.8(e))
     provided that in no event shall the ST Transferred Liabilities include any ST Excluded Liability.
     Notwithstanding the foregoing, with respect to any ST Transferred Liability owed by a ST Transferred Entity at the Effective Time, in lieu of the assumption by Newco of such ST Transferred Liability from such ST Transferred Entity, such ST Transferred Liability shall be retained at the Effective Time by such ST Transferred Entity, and Newco shall, or shall cause such ST Transferred Entity, or successor thereto, to pay or otherwise satisfy and discharge such ST Transferred Liability on a timely basis after the Effective Time.
     2.4 ST Excluded Liabilities. Except for those Liabilities expressly assumed by Newco pursuant to Section 2.3 and Section 5.8, Newco shall not assume and shall not be liable for, and ST shall retain and remain, as between ST and Newco, solely liable for and obligated to discharge, all of the debts, expenses, contracts, agreements, commitments, obligations and other Liabilities of any nature of ST or any of its Subsidiaries (collectively, the “ST Excluded Liabilities”), including the following:
     (a) any Liability for breaches by ST or its Subsidiaries prior to the Effective Time of any Contract or any Liability for payments or amounts due under any Contract prior to the Effective Time;
     (b) any Liability for Taxes attributable to or imposed upon ST or any of its Subsidiaries, or attributable to or imposed upon the ST Business, the ST Transferred Entities or the ST Transferred Assets for any Pre-Closing Tax Period other than any Liability for Taxes allocated to Newco pursuant to Section 5.8 and any Liability for Taxes otherwise allocated to ST pursuant to Section 5.8;
     (c) all Pre-Closing Accounts Payable of ST and its Subsidiaries, other than Third Party A/P Payable by ST Transferred Entities (as finally determined in accordance with Section 2.8(e));
     (d) any and all Liabilities under ST Employee Plans and ST Employee Agreements, including any Liabilities arising in connection with any change-in-control or similar compensatory payment arrangement which is triggered in whole or in part by the transactions contemplated by this Agreement and the other Transaction Documents, including any retention bonus, stay bonus or similar payment (other than the ST

FINAL ATTACHMENT
TO MASTER AGREEMENT
Transferred Employee Payment Liabilities, the ST Funded Employee Plan Amounts, or those Liabilities assumed by Newco pursuant to Section 5.11(c));
     (e) any Liabilities or obligations with respect to the ST Business Employees including the ST Transferred Employees that arise prior to the Effective Time (or, with respect to each ST Transferred Employee, such other date on which the ST Transferred Employee ceases to be employed by ST, if later) (other than the ST Transferred Employee Payment Liabilities, the ST Funded Employee Plan Amounts, or those Liabilities assumed by Newco pursuant to Section 5.11(c));
     (f) any Liabilities or obligations with respect to any ST Business Employees who do not become ST Transferred Employees and any Liabilities of the ST Transferred Entities with respect to any employee who does not become a ST Transferred Employee;
     (g) any Liability for or in respect of any Indebtedness (including, without limitation, any guarantee or other obligation of any kind that ST may have with respect to any Indebtedness of the Hynix JV), other than the Contemplated Financing;
     (h) any Liability to the extent arising out of the ST Excluded Assets;
     (i) the ST Pre-Closing Product Obligations;
     (j) any Liability of the ST Transferred Entities that is not a ST Transferred Liability;
     (k) any ST Pre-Closing Environmental Liabilities;
     (l) any Liability of ST or any of its Subsidiaries that is the subject of any existing Proceedings as of the Closing Date, including the Proceedings set forth in Schedule 3.7 and the claims against ST or its Subsidiaries set forth in Schedule 3.11 to the ST ACA Disclosure Letter, in each case, to the extent arising or accruing prior to the Effective Time, but in any event not including any Liability to the extent arising or accruing after the Effective Time; and
     (m) the TFR Liability.
     On the Closing Date, immediately prior to the Closing, ST, or a Subsidiary of ST designated by ST and reasonably acceptable to Newco shall assume, and shall thereafter pay, perform, fulfill and discharge when due any ST Excluded Liability of each ST Transferred Entity, including any and all Indebtedness of, and intercompany Accounts Payable to, ST and its Subsidiaries, pursuant to an assumption of liability agreement in a form to be mutually agreed between ST and Newco (“ST Assumption of Excluded Liabilities”).
     2.5 Assignment of Contracts and Rights.
     (a) Anything in this Agreement or any other Transaction Document to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any

FINAL ATTACHMENT
TO MASTER AGREEMENT
ST Transferred Contract, ST Transferred Permit, or other ST Transferred Asset, or any claim, right or benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a party thereto or the receipt of any Governmental Approvals or the satisfaction of any other requirement applicable to such assignment, would constitute a breach or other contravention thereof or in any way result in the loss of any material benefit under, or any material modification to, the rights of Newco, ST or any of ST’s Subsidiaries thereunder. ST and Newco will use commercially reasonable efforts (but without any payment of money by ST) to obtain the consent of the other parties to any such ST Transferred Contract, ST Transferred Permit or other ST Transferred Asset or any claim, right or benefit arising thereunder for the assignment thereof to Newco as Newco may reasonably request; provided, however, that except as provided in Section 2.5 of the ST Intellectual Property Agreement with respect to the sublicensing of certain Third Party Claims to Newco, ST shall have no obligation to transfer or assign any license of any Intellectual Property other than the ST Transferred Intellectual Property or any licenses granted by ST in connection with the sale, distribution and license of the ST Products in the ordinary course of business that are not ST Transferred Contracts. Subject to the obligations of ST set forth in Section 5.6, Section 4.3 of the Master Agreement, Section 2.6 of the ST Intellectual Property Agreement, the ST Transition Services Agreement and the ST Supply Agreements and ST Consortium Agreements, Newco agrees that ST shall not have any liability to Newco arising out of or relating to the failure to obtain any such consent or to satisfy any other such requirement that may be required in connection with the transactions contemplated by this Agreement or the ST Ancillary Agreements or because of any circumstances resulting from any such failure; provided, however, that nothing in this Section 2.5(a) is intended to affect ST’s representation in Section 3.8(b) regarding ST Contractual Consents.
     (b) If any such consent is not obtained, or any such other requirement is not satisfied, prior to the Closing and as a result thereof Newco shall be prevented by such third party from receiving the rights and benefits with respect to such ST Transferred Contract, ST Transferred Permit or other ST Transferred Asset intended to be transferred hereunder, or if any attempted assignment would adversely affect the rights of ST or any of its Subsidiaries thereunder so that Newco would not in fact receive all such rights or ST or any of its Subsidiaries would forfeit or otherwise lose the benefit of rights that ST or any such Subsidiary is entitled to retain, ST and Newco shall cooperate to discuss, determine and implement in good faith a mutually agreeable reasonable arrangement to the extent practicable, under which (i) Newco would obtain the economic claims, rights and benefits under such asset and assume the economic burdens and obligations with respect thereto in accordance with this Agreement, including potentially by subcontracting, sublicensing or subleasing to Newco (but not more extensive than the existing rights of ST and its Subsidiaries with respect to the ST Business), or (ii) ST would enforce for the benefit of Newco, with Newco assuming ST’s obligations, any and all rights of ST and its Subsidiaries against a third party thereto; provided, that Newco shall reimburse ST for all reasonable out-of-pocket expenses that are imposed on ST and any of its Subsidiaries in bearing such economic burdens and obligations that otherwise

FINAL ATTACHMENT
TO MASTER AGREEMENT
would have been borne by Newco if the applicable asset had been transferred to Newco at the Effective Time. Newco agrees that neither ST nor any of its Subsidiaries shall have any liability to Newco arising out of or relating to the failure to obtain any such consent, and no condition set forth in the Master Agreement, other than the conditions set forth in Section 5.1(f) and Section 5.2(f) shall be deemed not satisfied, as a result of (x) the failure to obtain any such consent or any circumstances resulting therefrom or (y) any suit, action or proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or any circumstances resulting therefrom; provided, however, that nothing in this Section 2.5(b) is intended to affect ST’s representation in Section 3.8(b) regarding ST Contractual Consents.
     (c) No other rights are granted hereunder, by implication, estoppel, statute or otherwise, except as expressly provided in this Agreement or in any other Transaction Document.
     2.6 Consideration. The consideration payable at the Closing by Newco and its Affiliates to ST and the other ST Transferors for the ST Transferred Assets shall consist of:
     (a) [48.58% of the Shares] Ordinary Shares of Newco (the “ST Newco Shares”),;
     (b) cash in the amount of $468,000,000; and
     (c) the assumption by Newco and certain of its Subsidiaries of the ST Transferred Liabilities being assumed by Newco (together with the ST Newco Shares, and the ST Cash Consideration, the “ST Consideration”).
Such consideration shall be allocated among ST and the other ST Transferors as described in Schedule 2.6 of the ST ACA Disclosure Letter (as such allocation shall be determined pursuant to Section 4.13 of the Master Agreement and attached hereto at the Closing), and shall be treated as having been paid by Newco on behalf of certain of its Subsidiaries also as provided in Schedule 2.6 of the ST ACA Disclosure Letter, which Schedule 2.6 shall be prepared in a manner consistent with the Third Party Appraisal. Each of the Parties hereto agrees to report the transactions contemplated hereby for U.S. federal, state and foreign Tax purposes in accordance with such allocation of the ST Consideration and as set forth on such schedule. ST shall prepare Schedule 2.6 of the ST ACA Disclosure Letter subject to Newco’s approval, which approval shall not be unreasonably withheld. Such schedule shall be adjusted for any changes to the ST Cash Consideration, in a manner consistent with the Third Party Appraisal and otherwise as ST determines in its reasonable discretion.
     2.7 Inventory Adjustment to Consideration. The ST Cash Consideration shall be subject to adjustment after the Closing Date in accordance with the following procedure:

FINAL ATTACHMENT
TO MASTER AGREEMENT
     (a) Promptly after the Closing Date, ST will prepare and present to Newco a statement in reasonable detail of the ST Inventory Value and the ST Inventory Depreciation Amount in each case as of the end of ST’s first fiscal quarter of 2007 and as of the Effective Time (the “Preliminary ST Inventory Statement”). The Preliminary ST Inventory Statement shall be delivered to Newco no later than 90 days after the Closing Date.
     (b) Newco and its accountants shall have the right to review the work papers of ST and its accountants utilized in preparing the Preliminary ST Inventory Statement and shall have full access to the books, records, properties and personnel of ST for purposes of verifying the accuracy and fairness of the presentation of the ST Inventory Value in the Preliminary ST Inventory Statement. The Preliminary ST Inventory Statement shall be binding on Newco, unless Newco presents to ST written notice of disagreement with the Preliminary ST Inventory Statement (“ST Notice of Disagreement”) within 150 days after the Closing Date specifying in reasonable detail the nature and extent of the disagreement.
     (c) During the 30-day period following the delivery of an ST Notice of Disagreement, ST and Newco shall seek in good faith to resolve in writing any differences which they may have with respect to any amount specified in the ST Notice of Disagreement. If Newco and ST are unable to resolve any such disagreement within 30 days after ST receives the Newco Notice of Disagreement, the disagreement shall be referred for final determination to Deloitte & Touche USA LLP or if Deloitte & Touche USA LLP is unable or unwilling to make such final determination, to such other independent accounting firm as the parties shall mutually designate. The accounting firm so designated to make the final determination is hereinafter referred to as the “Independent Accountants.”
     (d) The ST Inventory Depreciation Amount and the ST Inventory Value in each case as of the end of ST’s first fiscal quarter of 2007 and as of the Effective Time shall be deemed to have been finally determined upon the first to occur of (i) acceptance of the Preliminary ST Inventory Statement, (ii) Newco’s failure to object thereto within 150 days after the Closing Date, (iii) resolution by mutual agreement of the parties after timely delivery of the Newco Notice of Disagreement or (iv) notification by the Independent Accountants of their final determination thereof.
     (e) If the ST Inventory Value as of the Effective Time, as finally determined, plus the ST Inventory Depreciation Amount as of the Effective Time, as finally determined, is less than the Minimum Committed ST Inventory Value, the ST Cash Consideration shall be deemed reduced by an amount equal to such difference times a fraction the numerator of which is the ST Inventory Value and the denominator of which is the sum of the ST Inventory Value plus the ST Inventory Depreciation Amount in each case, as of the Effective Time. ST shall cause the amount of any such reduction in the ST Cash Consideration to be refunded to Newco by the ST Transferor responsible for such reduction, as determined by ST, within 10 days after such final determination. If the ST Inventory Value as of the Effective Time, as finally determined, plus the ST Inventory

FINAL ATTACHMENT
TO MASTER AGREEMENT
Depreciation Amount as of the Effective Time, as finally determined, is equal to or greater than the Minimum Committed ST Inventory Value, there shall be no adjustment in the ST Cash Consideration.
     (f) The fees and disbursements of the accountants of Newco shall be paid by Newco. The fees and disbursements of ST’s accountants shall be paid by ST. The fees and disbursements of the Independent Accountants shall be paid based on a ratable allocation made as a part of its determination, based on the proportion by which the amount in dispute was determined in favor of Newco or ST.
     2.8 ST Transferred Entities Purchase Price Adjustment. The ST Cash Consideration shall be subject to adjustment after the Closing Date in accordance with the following procedure:
     (a) Any Third Party A/R Owed to ST Transferred Entities remaining uncollected at the close of business on the 100th day after the Closing Date shall be transferred by Newco to ST or its designated Subsidiary and shall thereafter be deemed ST Excluded Assets. Any Third Party A/P Payable by ST Transferred Entities remaining unpaid at the close of business on the 100th day after the Closing Date shall be assumed by ST or its designated Subsidiary, and shall thereafter be deemed ST Excluded Liabilities.
     (b) Promptly after the Closing Date, ST shall prepare a statement (the “ST Preliminary Closing Statement”) setting forth the Net Available Cash of the ST Transferred Entities, the Third Party A/R Owed to ST Transferred Entities, the Third Party A/P Payable by ST Transferred Entities and the ST Transferred Employee Payment Liabilities, in each case as of the Effective Time (each, an “ST Closing Amount” and collectively, the “ST Closing Amounts”), and containing reasonably detailed supporting information, documents and calculations. ST shall use commercially reasonable efforts to cause such preparation and review to be completed and the ST Preliminary Closing Statement to be delivered to Newco within 120 days after the Closing Date. The ST Preliminary Closing Statement shall be prepared by ST from the books and records of ST consistent with past practice and the ST Financial Information and in accordance with GAAP.
     (c) Newco and its accountants shall have the right to review the work papers of ST and its accountants utilized in preparing the ST Preliminary Closing Statement and shall have full access to the books, records, properties and personnel of ST and its Subsidiaries for purposes of verifying the accuracy and fairness of the presentation of the information in the ST Preliminary Closing Statement. The ST Preliminary Closing Statement shall be binding on Newco, unless Newco delivers to ST written notice of disagreement with any ST Closing Amount set forth therein (“Notice of Disagreement”) within 150 days after the Closing Date specifying in reasonable detail the nature and extent of the disagreement, in which case the ST Preliminary Closing Statement shall be binding on Newco only in respect of the ST Closing Amounts set forth therein which are not the subject of a Notice of Disagreement.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     (d) During the 30-day period following the delivery of a Notice of Disagreement, ST and Newco shall seek in good faith to resolve in writing any differences which they may have with respect to any ST Closing Amount specified in the Notice of Disagreement. If Newco and ST are unable to resolve any such disagreement within 30 days after ST receives a Notice of Disagreement, the disagreement shall be referred for final determination to Deloitte & Touche USA LLP or if Deloitte & Touche USA LLP is unable or unwilling to make such final determination, to such other independent accounting firm as the parties shall mutually designate. The accounting firm so designated to make the final determination is hereinafter referred to in this Section 2.8 as the “ST Cash Independent Accountants.”
     (e) Each of the ST Closing Amounts shall be deemed to have been finally determined upon the first to occur of (i) Newco’s failure to deliver to ST a Notice of Disagreement with respect to such ST Closing Amount within 150 days after the Closing Date, (ii) resolution by mutual agreement of the parties after timely delivery of a Notice of Disagreement or (iii) notification by the ST Cash Independent Accountants of their final determination thereof. Within ten days after the date on which all of the ST Closing Amounts (as they may be revised pursuant to this Section 2.8) shall have become final and binding (the “Final Payment Date”):
     (i) if (x) the Third Party A/R Owed to ST Transferred Entities exceeds the Third Party A/P Payable by ST Transferred Entities, Newco shall pay ST the amount of such excess or (y) the Third Party A/P Payable by ST Transferred Entities exceeds Third Party A/R Owed to ST Transferred Entities, ST shall pay to Newco the amount of such excess;
     (ii) if (x) Net Available Cash of the ST Transferred Entities is a positive number, Newco shall pay ST such amount or (y) Net Available Cash of the ST Transferred Entities is a negative number, ST shall pay Newco such amount; and
     (iii) ST shall pay Newco an amount equal to the ST Transferred Employee Payment Liabilities not otherwise included in Net Available Cash of the ST Transferred Entities.
     (f) For convenience purposes, the amounts required to be paid pursuant to Section 2.8(e) shall be netted against or added to each other, as the case may be, so that only one payment shall be made by ST to Newco or by Newco to ST, as the case may be, under Section 2.8(e). Any payment made by Newco to ST shall be made on behalf of Newco and its Subsidiaries and shall be for the benefit of ST and its Subsidiaries (other than the ST Transferred Entities). Any payment made by ST to Newco shall be made on behalf of ST and its Subsidiaries (other than the ST Transferred Entities) and shall be for the benefit of Newco and its Subsidiaries.
     2.9 Capital Expenditures.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     (a) Within 90 days after the Closing Date, ST shall deliver to Newco a schedule setting forth in reasonable detail the amount of all capital expenditures made by ST in accordance with the ST Business Capital Expenditures Plan between April 1, 2007 and the Closing Date (“Actual ST Capital Expenditures”). For purposes hereof, “Planned ST Capital Expenditures” means (i) the planned amount of capital expenditures set forth in the ST Business Capital Expenditures Plan for each fiscal quarter completed during the period from April 1, 2007 through the end of the last full fiscal quarter ending prior to the Closing Date plus (ii) a prorated amount equal to the planned amount of capital expenditures set forth in the ST Business Capital Expenditures Plan for the fiscal quarter in which the Closing Date occurs multiplied by a fraction the numerator of which is the number of days elapsed in such fiscal quarter through the Closing Date and the denominator of which is the total number of days in such fiscal quarter. In the event that the Closing shall not have occurred on or before the expiration of the then current ST Business Capital Expenditures Plan, the Parties will agree in good faith on the modification of such ST Business Capital Expenditures Plan to add additional planned amounts of capital expenditures for the following fiscal quarter or quarters. Newco shall have full access to the ST Books and Records, for purposes of verifying the accuracy and fairness of the schedule of Actual ST Capital Expenditures delivered by ST to Newco hereunder.
     (b) The schedule of Actual ST Capital Expenditures shall be binding on Newco, unless Newco presents to ST written notice of disagreement with the schedule of Actual ST Capital Expenditures (“ST Cap Ex Notice of Disagreement”) within 150 days after the Closing Date specifying in reasonable detail the nature and extent of the disagreement.
     (c) During the 30-day period following the delivery of a ST Cap Ex Notice of Disagreement, ST and Newco shall seek in good faith to resolve in writing any differences which they may have with respect to any amount specified in the ST Cap Ex Notice of Disagreement. If Newco and ST are unable to resolve any such disagreement within 30 days after ST receives the ST Cap Ex Notice of Disagreement, the disagreement shall be referred for final determination to Deloitte & Touche USA LLP or if Deloitte & Touche USA LLP is unable or unwilling to make such final determination, to such other independent accounting firm as the parties shall mutually designate. The accounting firm so designated to make the final determination is hereinafter referred to as the “Cap Ex Independent Accountants.”
     (d) Actual ST Capital Expenditures as of the Effective Time shall be deemed to have been finally determined upon the first to occur of (i) acceptance of the schedule of Actual ST Capital Expenditures, (ii) Newco’s failure to object thereto within 150 days after the Closing Date, (iii) resolution by mutual agreement of the parties after timely delivery of the ST Cap Ex Notice of Disagreement or (iv) notification by the Cap Ex Independent Accountants of their final determination thereof.
     (e) In the event the Actual ST Capital Expenditures are less than the Planned ST Capital Expenditures for the period from April 1, 2007 through the Closing Date, ST

FINAL ATTACHMENT
TO MASTER AGREEMENT
shall pay to Newco within 10 days after the final determination the amount of the difference.
     (f) The fees and disbursements of the accountants of Newco shall be paid by Newco. The fees and disbursements of ST’s accountants shall be paid by ST. The fees and disbursements of the Cap Ex Independent Accountants shall be paid based on a ratable allocation made as a part of its determination, based on the proportion by which the amount in dispute was determined in favor of Newco or ST.
     2.10 Deliveries by Newco. Newco shall, on or before the Closing, execute and deliver or cause to be delivered to the civil law notary (“civil law notary”), who shall execute and deliver the notarial deed of issue in respect of the ST Newco Shares (with a copy to ST):
     (a) a certificate issued by a registered accountant as referred to in Section 2:204b Dutch Civil Code relating to the value of the ST Transferred Assets to be contributed to Newco against the issuance of the ST Newco Shares; 2
     (b) a true and complete copy of the resolutions duly and validly adopted by the Managing Director and the shareholders of Newco evidencing their authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including the issuance of the ST Newco Shares;
     (c) a duly executed power of attorney by Newco with respect to the execution of the notarial deed of issue of shares in respect of the ST Newco Shares; and
     (d) a certificate of the Managing Director certifying the names and signatures of the Persons authorized to sign this Agreement and the other documents to be delivered hereunder.
     2.11 Deliveries by ST. Prior to the Closing, ST shall deliver to the civil law notary executing the deed of issue in respect of the ST Newco Shares, a duly executed power of attorney by ST with respect to the execution of the notarial deed of issue in respect of the ST Newco Shares, which power of attorney shall be legalized and affixed with an apostille and shall be accompanied by a legal opinion certifying that the signatory or signatories of the power has or have the authority to represent ST with respect to the matters to which the power pertains. 3

[2]	This provision assumes issuance of shares in consideration of assets contributed only to ST, and not ST Affiliates. If any Newco shares are issued to Affiliates, we will need similar certificates with respect to assets contributed by each Affiliate.

[3]	If Newco shares will be issued to any Affiliates of ST, each such Affiliate will also need to deliver a POA.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     2.12 Closing. At the Closing:
     (a) The ST Transferors shall deliver to Newco and its Affiliates the ST Bills of Sale and, ST, through its officers, agents and employees, will, except as set forth on Schedule 2.12(a), put Newco and its Affiliates, as applicable, in possession of all tangible ST Transferred Assets at the facilities where they are located as of the Effective Time (other than such ST Transferred Assets that are already owned by ST Transferred Entities);
     (b) ST and Newco and their respective Affiliates, as applicable, each shall execute and deliver each of the ST Ancillary Agreements to which it is a party and shall make any deliveries required thereunder;
     (c) on behalf of itself and its Affiliates, Newco shall pay to ST for ST’s account and/or for the account of the applicable ST Transferors the ST Cash Consideration by wire transfer of immediately available funds to a bank account designated in writing by ST prior to the Closing;
     (d) Newco shall instruct the civil law notary to execute the notarial deed of issue in respect of the ST Newco Shares and, upon the execution of such deed (i) register or cause to be registered the issue of the ST Newco Shares in the share register of Newco and (ii) deliver a copy of the deed of issue in respect of the ST Newco Shares and the registration of such issuance in the share register of Newco to ST or one of its Affiliates;
     (e) Newco and ST shall execute and deliver a delivery protocol relating to the manner for delivery of any intangible property that is a ST Transferred Asset;
     (f) ST shall deliver, or cause to be delivered, all certificates or instruments representing the ST Transferred Interests duly endorsed and accompanied by necessary documentation for transfer;
     (g) ST shall furnish Newco with the following documents regarding the ST Transferred Entities:
     (i) the charter documents of each ST Transferred Entity and all amendments thereto, duly certified by the proper officials of the jurisdiction of organization of each such ST Transferred Entity, as in effect as of the Closing Date;
     (ii) the charter documents of the Hynix JV and all amendments thereto, including the joint venture agreement of the Hynix JV, as in effect as of the Closing Date;
     (iii) resignations, effective on the Closing Date, of the officers and directors of each ST Transferred Entity and the officers and directors of the Hynix JV who are ST designees or who are ST employees, officers, directors or affiliates, unless otherwise specified by Newco prior to the Closing Date; and

FINAL ATTACHMENT
TO MASTER AGREEMENT
     (iv) the complete and correct corporate minute books and reports filed with Governmental Authorities as required by Applicable Law (including registration of stock transfers) of the ST Transferred Entities.
     2.13 Post Closing Registrations. Within eight days after the Closing, Newco shall (a) file with the Commercial Register the certificate issued by the registered accountant as referred to in Section 2.10(a) above and (b) register with the Commercial Register the increase in its capital.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ST
     Subject to the exceptions that are disclosed in the ST ACA Disclosure Letter, ST hereby makes the following representations and warranties to Newco. Such representations and warranties are made to Newco as if made and effective (a) on May 22, 2007 (except that with respect to any representation and warranty that specifies another date, such representation and warranty shall be made as of such specified date) and (b) as of the date hereof (except that with respect to any representation and warranty that specifies another date, such representation and warranty shall be made as of such specified date), as follows:
     3.1 Existence and Good Standing. Each of the ST Transferors is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (to the extent such concept is recognized in such jurisdiction) and has all requisite power and authority required to carry on its business as now conducted and to own and operate the ST Business as now owned and operated by it. Each of the ST Transferors is qualified to conduct business and is in good standing in each jurisdiction in which it conducts the ST Business (to the extent such concept is recognized in such jurisdiction) other than such jurisdictions where the failure to be so qualified would not reasonably be expected to have a ST Material Adverse Effect.
     3.2 Authorization and Enforceability. Each of the ST Transferors has all requisite power and authority to execute and deliver each of the Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each ST Transferor of each of the Transaction Documents to which it is a party, and the performance by each ST Transferor of its obligations contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action. The Transaction Documents have been duly and validly executed and delivered by the ST Transferor which is a party thereto and, assuming the due execution and delivery of this Agreement and the other Transaction Documents to which it is a party by Newco (or a Subsidiary of Newco) and the other parties thereto, this Agreement constitutes, and each of the Transaction Documents to which a ST Transferor is a party constitutes, the legal, valid and binding agreement of such ST Transferor, enforceable against such ST Transferor in accordance with their respective terms, except to the extent (a) that their enforceability may be subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity or (b) indemnification provisions contained in the Shareholders’ Agreement may be limited by applicable securities laws.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     3.3 Governmental Authorization. Other than the ST Approvals and the Intel Approvals the execution, delivery and performance by each ST Transferor of the Transaction Document(s) to which it is a party, and the consummation by it of the transactions contemplated thereby, require no Governmental Approval.
     3.4 Non-Contravention.
     (a) The execution, delivery and performance by the ST Transferors of the Transaction Documents to which it is a party, and the consummation of the transactions contemplated thereby, do not and will not: (i) contravene or conflict with the certificate of incorporation, bylaws, articles of association or other corporate organizational or governing documents of any ST Transferor or any ST Transferred Entity; (ii) assuming receipt of the ST Approvals, contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to any ST Transferor, the ST Transferred Assets or the ST Transferred Entities; or (iii) assuming receipt of the ST Approvals, the Newco Approvals and of the ST Contractual Consents, (A) constitute a default under, give rise to any right of termination, cancellation, modification, acceleration of, or a loss of any benefit under any ST Contract, including the ST Transferred Contracts or (B) result in the creation or imposition of any Lien (other than Permitted Liens) on any ST Transferred Asset, or (C) constitute a breach, default or violation of any settlement agreement, judgment, injunction or decree, except in the case of clause (ii) or (iii), for matters that would not reasonably be expected to have a ST Material Adverse Effect (provided that in determining whether a ST Material Adverse Effect would result, any adverse effect otherwise excluded by clause (c) of the definition of “ST Material Adverse Effect” shall be taken into account).
     (b) The execution, delivery and performance by ST of this Agreement and the other Transaction Documents to which ST is a party, and the consummation of the transactions contemplated hereby and thereby, to the Knowledge of ST, do not and will not, as of the Closing Date: (a) contravene or conflict with the articles of association, joint venture agreement or other organizational or governing documents of the Hynix JV; or (b) constitute a default under, give rise to any right of termination, cancellation, modification, acceleration of, or a loss of any material benefit under the Hynix JV Junior Credit Agreement or any other contract or agreement between ST or any Subsidiary of ST and the Hynix JV.
     3.5 Personal Property. The ST Transferors and ST Transferred Entities together have good and marketable title to, or a valid and subsisting leasehold interest in, all of the tangible personal property that is a ST Transferred Asset free and clear of any Lien, except for (a) Permitted Liens and (b) any restriction contemplated by this Agreement or any of the other Transaction Documents.
     3.6 Real Property.
     (a) Schedule 3.6(a) of the ST ACA Disclosure Letter lists (i) the street address of the Owned ST Real Property and (ii) the current owner of such Owned ST Real

FINAL ATTACHMENT
TO MASTER AGREEMENT
Property. ST or one of its Subsidiaries has good and marketable fee title to the Owned ST Real Property, free and clear of all Liens, other than Permitted Liens.
     (b) Schedule 3.6(b) of the ST ACA Disclosure Letter lists (i) the street address of the Leased ST Real Property and (ii) the identity of the lessor, the lessee and the current occupant (if different from the lessee) of each such parcel of Leased ST Real Property. ST or one of its Subsidiaries has a valid leasehold estate in all Leased ST Real Property, free and clear of all Liens, other than Permitted Liens. Each of the ST Leases (i) is valid and binding on the ST Transferor or ST Transferred Entity which is party thereto and, to the Knowledge of ST, on the counterparties thereto, and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement and the ST Ancillary Agreements, except to the extent that any ST Contractual Consents are not obtained, shall continue in full force and effect without penalty or other adverse consequence. No ST Transferor, nor any ST Transferred Entity, is in breach of, or default under, any ST Lease to which it is a party, except for such breaches or defaults that would not reasonably be expected to have a ST Material Adverse Effect. Except as would not reasonably be expected to have a ST Material Adverse Effect, to the Knowledge of ST, no other party to any ST Lease is in breach thereof or default thereunder and neither ST nor any of its Subsidiaries has received any notice of termination, cancellation, breach or default under any ST Lease.
     3.7 Litigation. There is no Proceeding or to the Knowledge of ST, investigation pending or, to the Knowledge of ST, threatened in writing, by or against ST or any of its Subsidiaries relating to the ST Business or any ST Transferred Asset (a) seeking to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any other Transaction Document or to materially encumber any ST Transferred Asset, or (b) that would otherwise reasonably be expected to have a ST Material Adverse Effect. There is no Proceeding pending or, to the Knowledge of ST, threatened by or against any ST Transferred Entity, except as would not reasonably be expected to have a ST Material Adverse Effect.
     3.8 ST Transferred Contracts and Consents.
     (a) Except as would not reasonably be expected to have a ST Material Adverse Effect, each ST Transferred Contract (i) is valid and binding on the ST Transferor or the ST Transferred Entity which is party thereto and, to the Knowledge of ST, the counterparties thereto, and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any ST Contractual Consents are not obtained, shall continue in full force and effect without penalty or other adverse consequence. No ST Transferor, nor any ST Transferred Entity is in breach of, or default under, any ST Transferred Contract to which it is a party, except for such breaches or defaults that would not reasonably be expected to have a ST Material Adverse Effect. Except as would not reasonably be expected to have a ST Material Adverse Effect, to the Knowledge of ST, no other party to any ST Transferred Contract is in breach thereof or default thereunder and neither ST, nor any of its Subsidiaries, has received any notice of termination, cancellation, breach or default under any ST Transferred Contract.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     (b) Schedule 3.8(b) of the ST ACA Disclosure Letter lists each material ST Transferred Contract that requires the consent of the other party or parties thereto to be obtained by ST or one of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby to avoid the loss of any material benefit under, or any material modification to, such ST Transferred Contract (the “ST Contractual Consents”).
     3.9 Compliance with Applicable Laws.
     (a) ST and its Subsidiaries have complied with any Applicable Laws relating to the ST Business or the operation and use of the ST Transferred Assets (including, in the case of the ST Transferred Entities, Applicable Laws relating to their business operations and employees) and the ST Transferred Interests, except where the failure to comply would not reasonably be expected to have a ST Material Adverse Effect. To the Knowledge of ST, no ST Transferor is subject to any order, writ, injunction or decree of any Governmental Authority directly relating to the ST Transferred Assets. To the Knowledge of ST, no ST Transferred Entity is subject to any material order, writ, injunction or decree of any Governmental Authority.
     (b) ST and its Subsidiaries are in possession of all Permits, except where the failure to have, or the suspension or cancellation of, any of the Permits would not reasonably be expected to have a ST Material Adverse Effect. ST and its Subsidiaries are in compliance with all Permits and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of ST, threatened in writing, except, in each case, where the failure to so comply, or the suspension or cancellation of, any of the Permits would not reasonably be expected to have a ST Material Adverse Effect. Except as would not reasonably be expected to have a ST Material Adverse Effect, (i) none of the ST Transferred Permits will, assuming the related ST Approvals and Newco Approvals have been obtained prior to the Closing Date, be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby and by the ST Ancillary Agreements and (ii) upon consummation of such transactions, Newco or its Subsidiaries will, assuming the related ST Approvals and Newco Approvals have been obtained prior to the Closing Date, have all of the right, title and interest in all of the ST Transferred Permits.
     (c) Except as would not reasonably be expected to have a ST Material Adverse Effect, the ST Transferred Permits constitute all material Governmental Approvals necessary for the ownership, lease or use of the ST Transferred Assets and the operation of the ST Business after the Closing Date.
     3.10 Tax Matters.
     (a) ST has paid or caused to be paid all material Taxes relating to the ST Transferred Assets and ST Business allocable (as provided in Section 5.8(b)(iii)) to the Pre-Closing Tax Period that could become a liability of Newco or its Subsidiaries by reason of the transfer of the ST Transferred Assets to Newco or its Subsidiaries as

FINAL ATTACHMENT
TO MASTER AGREEMENT
described herein or that would reasonably be expected to result in a Lien on any ST Transferred Assets, other than non-delinquent Taxes incurred in the ordinary course of business since the ST Financial Information Date in amounts consistent with prior periods (as adjusted for changes in Tax rates and ordinary course fluctuations in operating results). None of the ST Transferors has an actual or contingent liability for Taxes that will become a liability of Newco or its Subsidiaries by reason of the transactions described herein, other than such non-delinquent Taxes described in the immediately preceding sentence for which Newco or its Subsidiaries may become liable by reason of statutory successor liability (or similar liability) under Applicable Law.
     (b) No Governmental Authority has claimed that the ST Transferred Assets are subject to Tax in a jurisdiction in which the required Tax Returns have not been filed by the ST Transferors.
     (c) No material issues have been raised in writing in any audits, examinations or disputes pertaining to Taxes arising from the ST Transferred Assets that can reasonably be expected to be raised in similar examinations of Newco or its Subsidiaries following the Closing.
     (d) With respect to each of the ST Transferred Entities:
     (i) Each ST Transferred Entity has properly prepared and timely filed all Tax Returns required by law and has timely paid all Taxes due and payable (whether or not shown on any Tax Return). All such Tax Returns are true, correct and complete in all material respects. Each ST Transferred Entity has complied in all material respects with all Applicable Laws relating to Taxes. None of the ST Transferred Entities (A) is a party to or bound by any closing agreement, offer in compromise, gain recognition agreement or any other agreement with any Governmental Authority, except for those agreements identified on Schedule 3.10(e) of the ST ACA Disclosure Letter, or any Tax indemnity or Tax sharing agreement with any Person, and (B) has actual or contingent liabilities for Taxes, other than (x) Taxes accrued as a liability in the ST Financial Information, or (y) non-delinquent Taxes incurred in the ordinary course of business since the ST Financial Information Date in amounts consistent with prior periods (if applicable), as adjusted for changes in Tax rates and ordinary course fluctuations in operating results.
     (ii) There are and have been no (A) proposed, threatened or actual assessments, audits, examinations or disputes as to Taxes relating to the ST Transferred Entities, (B) accounting method adjustments with respect to the ST Transferred Entities, or (C) waivers or extensions of the statute of limitations with respect to Taxes for which the ST Transferred Entities would reasonably be expected to be held liable following the date hereof. No issues have been raised in any audits, examinations or disputes pertaining to the ST Transferred Entities that can reasonably be expected to be raised in similar examinations following the Closing. To the Knowledge of ST, there is no basis for the assertion by a

FINAL ATTACHMENT
TO MASTER AGREEMENT
taxing authority of a material Tax deficiency against the ST Transferred Entities. None of the ST Transferred Entities is liable for Taxes of any other Person.
     (iii) Schedule 3.10(d)(iii) of the ST ACA Disclosure Letter sets forth, on an entity-by-entity basis, all jurisdictions in which each of the ST Transferred Entities is subject to Tax and the type(s) of Tax. No ST Transferred Entity has engaged (or been treated as engaged) in the conduct of a trade or business or had a permanent establishment (as defined in applicable tax treaty) in a jurisdiction with respect to which the required Tax Returns have not been filed.
     (iv) Each ST Transferred Entity has complied with all information reporting and record keeping requirements under all Applicable Laws, including retention and maintenance of required records with respect thereto.
     (v) None of the ST Transferred Entities is a party to any joint venture, partnership, other arrangement or which could be treated as a partnership for any applicable income Tax purposes.
     (vi) There is no taxable income or other measure of Tax of any of the ST Transferred Entities that will be reportable in the Post-Closing Tax Period that is attributable to a transaction or event that occurred in a Pre-Closing Tax Period.
     (vii) No position has been taken on any Tax Return with respect to the ST Business or the ST Transferred Assets that is contrary to any publicly announced position of a Governmental Authority, or that is substantially similar to any position that a Governmental Authority has successfully challenged in the course of an examination of a Tax Return of the ST Transferred Entities.
     (e) Schedule 3.10(e) of the ST ACA Disclosure Letter sets forth in reasonable detail, as to each ST Transferred Entity, the ST Business and the ST Transferred Assets, each applicable agreement, ruling or other arrangement with respect to Taxes entered into with or received from any Governmental Authority, including the terms of any agreement governing the pricing of products sold to Affiliates of ST (each, an “ST Tax Agreement”). Each of ST, its Affiliates and the ST Transferred Entities is in compliance with each ST Tax Agreement in all material respects, and no Governmental Authority has claimed or is expected to claim that any material breach of a ST Tax Agreement has occurred. None of ST, its Affiliates or the ST Transferred Entities currently has outstanding any requests for Tax rulings pertaining to the ST Transferred Entities, the ST Business or the ST Transferred Assets that would reasonably be expected to affect the liability for Taxes of Newco or its Subsidiaries after the Closing Date.
     (f) The representations and warranties contained in this Section 3.10 are the only representations and warranties being made with respect to compliance with or liability under Applicable Laws relating to the Tax matters contemplated by this Section 3.10.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     3.11 Intellectual Property.
     (a) All material ST Transferred Intellectual Property is free and clear of any Liens other than Permitted Liens. One of the ST Transferors owns or, to ST’s Knowledge, is licensed to use, all works of authorship and all associated Copyrights that are embodied in the ST Products. One of the ST Transferors has good and marketable sole title to the ST Transferred Intellectual Property (other than with respect to any moral rights therein or relating thereto). With respect to the ST Transferred Intellectual Property, Schedule 3.11(a) identifies all material exclusive licenses granted by ST or its Subsidiaries. Except as provided in the ST Intellectual Property Agreement or other Transaction Documents, upon the Closing hereof, neither ST nor any of its Affiliates shall retain any material rights under the ST Transferred Intellectual Property.
     (b) To the Knowledge of ST, neither (i) the current use of the ST Transferred Intellectual Property by ST or any of its Subsidiaries in its current operation of the ST Transferred Assets nor (ii) the current manufacture, marketing, distribution or sale of any of the ST Products by ST or its Subsidiaries in their current operation of the ST Transferred Assets infringes any Copyrights or Trade Secret rights of any third party. To the Knowledge of ST, ST has not received any written claims currently pending from any Person claiming that the ST Products infringe or misappropriate the Copyrights, Trade Secrets or Patents of such Person.
     (c) ST has taken commercially reasonable steps to protect its rights in Trade Secrets of ST embodied in the ST Products including taking commercially reasonable steps to have all of its current and former employees, consultants and contractors employed in the ST Business execute and deliver to ST a proprietary information and invention assignment agreement. To the Knowledge of ST, it has not received written notice of any violation of or non-compliance with such agreements.
     (d) To ST’s Knowledge, neither ST nor any of its Subsidiaries is subject to any outstanding decree, order, or judgment that (i) restricts in any material manner the use, transfer or licensing of the ST Transferred Copyrights, the ST Transferred Patents, the ST Transferred Trade Secrets or the ST Products, or (ii) adjudges any of the ST Transferred Intellectual Property to be unenforceable or invalid.
     (e) All ST Transferred Patents are currently in material compliance with formal legal requirements involving the payment of fees to Governmental Authorities (including the payment of filing, examination and maintenance fees). To the Knowledge of ST, there are no proceedings or actions pending before any court or tribunal (including the PTO or equivalent authority anywhere in the world) that involve the validity, scope or priority of ST Transferred Intellectual Property. None of the ST Transferred Copyrights are registered Copyrights.
     (f) To ST’s Knowledge, no software source code of material proprietary value to the ST Business is subject to obligations of public disclosure or distribution, under any “open source license” or otherwise.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     3.12 Employee Matters.
     (a) Pension Plans. At no time has ST or any other Person or entity under common control with ST within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986 and the regulations issued thereunder, contributed to or been obligated to contribute to any Multiemployer Plan or any plan maintained pursuant to a collective bargaining agreement or any plan subject to Title IV of ERISA.
     (b) Labor. No work stoppage or labor strike against ST or any of its Subsidiaries is pending or, to ST’s Knowledge, threatened in writing or reasonably anticipated with respect to the ST Business Employees. ST has no Knowledge of any activities or proceedings of any labor union to organize any ST Business Employees who are not currently represented by a labor or trade union or employee representative body. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of ST, threatened in writing or reasonably anticipated relating to any labor, safety or discrimination matters involving any ST Business Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would reasonably be expected to have a ST Material Adverse Effect. Neither ST nor any of its Subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement, collective agreement or recognition arrangement with any labor or trade union, works council, European works council or other employee representative body or union contract with respect to ST Business Employees and no such agreement is being negotiated by ST with respect to the ST Business Employees. The consent, notice or opinion of any such employee representative body with respect to the ST Business Employees is not required to consummate any of the transactions contemplated by this Agreement or any of the other Transaction Documents.
     (c) ST Business Employee List. Schedule 3.12(c) of the ST ACA Disclosure Letter (i) sets forth the ST Business Employees as of the date hereof and identifies the country (and state, for those in the United States) in which each such ST Business Employee is based and primarily performs his or her duties and (ii) identifies certain Newco Allocated Positions which shall be offered to certain employees of ST in accordance with Section 4.11(b) of the Master Agreement. Schedule 3.12(c) shall be updated solely to reflect the change in employment status of any ST Business Employee, the amendments permitted by Section 4.11(b) of the Master Agreement and such other changes as may reasonably be agreed upon by the Parties.
     (d) Nature of Representations and Warranties. The representations and warranties contained in this Section 3.12 are the only representations and warranties being made with respect to compliance with or liability under Applicable Laws relating to the employment matters contemplated by this Section 3.12.
     3.13 Financial Information.
     (a) ST has delivered to Newco copies of the estimated unaudited consolidated statement of net revenue and direct expenses of the ST Business for the year ended

FINAL ATTACHMENT
TO MASTER AGREEMENT
December 31, 2006 (the “ST Financial Information Date”) and the related estimated net book value of the fixed assets and inventories of the ST Business as of the ST Financial Information Date (collectively, the “ST Financial Information”). The ST Financial Information has been prepared internally by ST for management reporting purposes only and has not been audited by any independent certified public accountants or auditors.
     (b) The ST Financial Information has been derived from the books and records of ST and have not been separately audited. The ST Financial Information does not contain all adjustments necessary to comply with GAAP. The ST Financial Information does not reflect the assets, liabilities, revenues and expenses that would have resulted if the ST Business had operated as an unaffiliated independent company; provided, however, that the ST Financial Information includes estimations for allocation of various revenues, costs and expenses on a reasonable basis.
     3.14 Absence of Certain Changes. Since the ST Financial Information Date, other than with respect to the transactions contemplated by the Transaction Documents, the ST Business has been conducted in the ordinary course of business, and there has not been:
     (a) (i) any sale, assignment or transfer of any of the material ST Transferred Assets or any license of any of the ST Transferred Intellectual Property, except, in each case, in the ordinary course of business and the transfer of ST Transferred Assets to ST Transferred Entities as contemplated hereby, or (ii) any creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any of the ST Transferred Assets, other than Permitted Liens;
     (b) any waiver, amendment, termination or cancellation of any material ST Transferred Contract or any relinquishment of any material rights thereunder by ST or its Subsidiary which is party thereto, or, to the Knowledge of ST, any other party, other than, in each such case, actions taken with respect to any such ST Transferred Contract in the ordinary course of business that are not material to the ST Business;
     (c) any material change by ST or any Subsidiary of ST in its accounting principles, methods or practices relating to the ST Business or in the manner it keeps its accounting books and records relating to the ST Business, except (i) any such change required by a change in GAAP or (ii) any change that results from the audit contemplated by Section 5.2(h) of the Master Agreement;
     (d) any damage, destruction or other casualty loss that is material to the ST Transferred Assets taken as a whole;
     (e) (i) any failure to make an amount of capital expenditures described in the ST Business Capital Expenditures Plan that is material, in the aggregate, to the ST Business or (ii) any incurrence of any additional ST Transferred Liabilities for capital expenditures that are material, in the aggregate, to the ST Business, except for those described in the ST Business Capital Expenditures Plan;

FINAL ATTACHMENT
TO MASTER AGREEMENT
     (f) any failure to maintain the ST Transferred Assets as a whole, in all material respects in at least as good condition as they were being maintained on the ST Financial Information Date, subject to normal wear and tear;
     (g) any acquisition, directly or indirectly, of all or substantially all of the assets of any business of or equity interests in any Person or business, whether by merger, consolidation or otherwise, that relates to the ST Business;
     (h) any creation, incurrence, assumption or guarantee, or modification of the terms, of any Indebtedness with respect to the ST Business, other than the Contemplated Financing, except in the ordinary course of business;
     (i) any ST Material Adverse Effect; or
     (j) any agreement for ST or any of its Subsidiaries to take any of the actions specified in paragraphs (a) through (h) above.
     3.15 Environmental Matters.
     (a) Except as would not reasonably be expected to have a ST Material Adverse Effect: (i) ST and each of its Subsidiaries, in each case with respect to the ST Transferred Assets or the ST Business, and each ST Transferred Entity is in compliance with all applicable Environmental Laws; (ii) ST and each of its Subsidiaries, in each case with respect to the ST Transferred Assets or ST Business, and each ST Transferred Entity has obtained, and is in material compliance with, all Environmental Permits; (iii) neither ST nor any of its Subsidiaries, in each case with respect to the ST Transferred Assets or the ST Business nor any ST Transferred Entity is conducting or funding, or is required to conduct or fund, any Remedial Action pursuant to any Environmental Law; (iv) to ST’s Knowledge, no property to which a ST Transferred Entity or, in connection with the ST Business, ST has, directly or indirectly, transported or arranged for the transportation of any Hazardous Substances is listed on any list of sites requiring investigation or cleanup promulgated by any relevant Governmental Authority; (v) there are no claims relating to any Environmental Law pending or, to the Knowledge of ST, threatened in writing against ST or any of its Subsidiaries, in each case with respect to the ST Transferred Assets or the ST Business, or any ST Transferred Entity; and (vi) to ST’s Knowledge, there has been no environmental investigation, study, audit, test, review or other analysis conducted within the past five years that documents conditions giving rise to any material Environmental Liability, that relates to the ST Transferred Assets, the Leased ST Real Property, the ST Business, any ST Transferred Entity or any other property or facility now or previously owned or leased by ST in connection with the ST Business, and that has not been delivered to Newco within at least five days of the date hereof.
     (b) The representations and warranties contained in this Section 3.15 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws, including natural resources, related to the ST

FINAL ATTACHMENT
TO MASTER AGREEMENT
Business, the ST Transferred Assets or ST’s or its Subsidiaries’ ownership or operation thereof.
     3.16 Product Warranties. A copy of ST’s product warranties currently in effect with respect to the ST Products as set forth in the order acknowledgement forms for the ST Products (the “ST Standard Form Product Warranties”) is set forth on Schedule 3.16 of the ST ACA Disclosure Letter. Neither ST nor any of its Subsidiaries has given any written product warranty with respect to the ST Products other than the ST Standard Form Product Warranties. The ST Products, taken as a whole, comply in all material respects with all such product warranties and all material specifications applicable to the ST Products. To the Knowledge of ST, there are no outstanding material claims with respect to product warranties relating to the ST Products. As of the Closing Date, the ST Products constitute all of the products produced or sold by ST or any of its Subsidiaries exclusively related to the ST Business.
     3.17 ST Transferred Assets. The ST Transferred Assets and the assets made available to Newco or its Subsidiaries under, or to be used by ST and its Subsidiaries in the performance of, the ST Ancillary Agreements will, as of the Closing, constitute all of the material assets (other than any Intellectual Property) necessary for the conduct of the ST Business as it is conducted by ST and its Subsidiaries as of the Closing Date.
     3.18 Customers. Schedule 3.18 of the ST ACA Disclosure Letter lists the names of the 10 largest customers to whom the ST Business has sold products during the year ended December 30, 2006 (based on dollar amount of revenue recognized in connection with the sale of such ST Products during such year). To ST’s Knowledge, neither ST nor any of its Subsidiaries has received any written statement from any customer whose name appears on Schedule 3.18 of the ST ACA Disclosure Letter that such customer will not continue as a customer of the ST Business after the Closing.
     3.19 Insurance. ST has delivered to Newco summaries of all material insurance policies and fidelity bonds relating to the ST Transferred Assets and the ST Business. There are no material Claims by ST or any of its Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.
     3.20 Inventories. The estimated, unaudited book value of the ST Transferred Inventories set forth in the ST Financial Information were determined in a manner not materially inconsistent with GAAP. As of the end of ST’s first fiscal quarter of 2007, the estimated unaudited ST Inventory Value is as set forth on Schedule 3.20 to the ST ACA Disclosure Letter. Such estimated, unaudited book value of the ST Transferred Inventories and the ST Inventory Value were prepared internally by ST for management reporting purposes only, have not been audited by any independent certified public accountants or auditors and are further qualified by the limitations set forth in Section 3.13(b). Since the ST Financial Information Date, the levels of ST Transferred Inventory have been maintained in the ordinary course of business. The ST Transferred Inventories are owned free and clear of all Liens other than Permitted Liens.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     3.21 Advisory Fees. There is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of ST, who will be entitled to any fee, commission or reimbursement of expenses from any Person other than ST upon consummation of the transactions contemplated by this Agreement.
     3.22 Representations Regarding ST Transferred Entities and ST Transferred Interests.
     (a) Organization. Each ST Transferred Entity and, to the Knowledge of ST, the Hynix JV is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (to the extent such concept is recognized in such jurisdiction) and has all requisite power and authority required to carry on its business as now conducted and to own and operate the ST Business as now owned and operated by it. Each ST Transferred Entity and, to the Knowledge of ST, the Hynix JV is, or will be, as of the Closing Date, qualified to conduct business and in good standing (to the extent such concept is recognized in such jurisdiction) in each jurisdiction in which it conducts the ST Business other than such jurisdictions where the failure to be so qualified would not reasonably be expected to have a ST Material Adverse Effect. The ST Transferred Entities and, to the Knowledge of ST, the Hynix JV and their respective jurisdictions of organization are identified on Schedule 3.22(a).
     (b) Capitalization.
     (i) As of the Closing, the authorized share capital of the ST Transferred Entities shall be as set forth in Schedule 3.22(b) of the ST ACA Disclosure Letter, and of such authorized share capital, only the ST Transferred Interests shall be issued and outstanding. As of the Closing, no other shares of the ST Transferred Entities shall have been authorized or designated as a series or shall be issued and outstanding. As of the Closing, all of the ST Transferred Interests shall have been duly authorized, validly issued, fully paid and non-assessable, shall have been issued in material compliance with all Applicable Laws and shall have been issued in compliance with all applicable preemptive rights created by statute, the charter or other governing instruments of the ST Transferred Entities and any agreement to which such ST Transferred Entities are bound or by which their properties or assets are bound.
     (ii) As of the Closing, there shall not be outstanding (A) any options, warrants or other rights to purchase from any ST Transferred Entity any capital stock or other securities of such ST Transferred Entity, (B) any securities, notes or other indebtedness convertible into or exchangeable for shares of such capital stock or securities, (C) any other commitments or rights of any kind for any ST Transferred Entity to issue additional shares of capital stock, options, warrants or other securities or (D) any equity equivalent or other ownership interests in any ST Transferred Entity or similar rights.
     (iii) As of the Closing, ST and its Subsidiaries shall be the sole registered and beneficial owners of the ST

FINAL ATTACHMENT
TO MASTER AGREEMENT
Transferred Interests and the ST Transferred Interests shall be free and clear of all Share Encumbrances. Upon delivery of certificates evidencing certificated ST Transferred Interests to Newco or a Subsidiary of Newco together with any executed share transfer deeds or instruments for the ST Transferred Interests necessary to transfer the ST Transferred Interests under Applicable Law, and payment by Newco of the amount due and payable to ST pursuant to Section 2.6, Newco or a Subsidiary of Newco will acquire good and marketable title to such ST Transferred Interests, free and clear of any Share Encumbrance.
     (iv) As of the Closing, Newco and its Subsidiaries shall be the sole registered and beneficial owners of the Hynix Interests and the Hynix Interests shall be free and clear of all Share Encumbrances other than the Share Encumbrances under the charter documents of the Hynix JV and the agreements listed in 6(a) through 6(p) of Schedule 2.1(e) of the ST ACA Disclosure Letter. Upon delivery of certificates evidencing the Hynix Interests (to the extent Applicable Law permits the Hynix Interests to be certificated) to Newco or a Subsidiary of Newco together with any executed share transfer deeds or instruments for the Hynix Interests necessary to transfer the Hynix Interests under Applicable Law, and payment by Newco of the amount due and payable to ST pursuant to Section 2.6, Newco or a Subsidiary of Newco will acquire good and marketable title to such Hynix Interests, free and clear of any Share Encumbrances other than the Share Encumbrances under the charter documents of the Hynix JV and the agreements listed in 6(a) through 6(p) of Schedule 2.1(e) of the ST ACA Disclosure Letter.
     (c) Ownership. Schedule 3.22(c) of the ST ACA Disclosure Letter sets forth the identity of each of the holders of equity interests in the ST Transferred Entities and their respective ownership interests in the ST Transferred Entities. The ST Transferred Entities do not have any Subsidiaries and do not, directly or indirectly, own any equity investment or other ownership interest in any Person. No ST Transferred Entity is a participant in any joint venture, partnership or similar arrangement.
     (d) Indebtedness.
     (i) No ST Transferred Entity has any outstanding Indebtedness.
     (ii) There are no Contracts between or among ST or any of its Subsidiaries and the Hynix JV or any third party relating to the Indebtedness of the Hynix JV other than the Hynix JV Junior Credit Agreement. None of ST or its Subsidiaries nor, to the Knowledge of ST, the Hynix JV is in default under any provision of the ST Loan Documents in any material respect.
     3.23 Investment Representations.
     (a) Investigation; Economic Risk. ST acknowledges that it has had an opportunity to discuss the business, affairs and current prospects of Newco with Newco’s

FINAL ATTACHMENT
TO MASTER AGREEMENT
officers. ST further acknowledges having had access to information about Newco that it has requested. ST acknowledges that it is able to fend for itself in the transactions contemplated by this Agreement and has the ability to bear the economic risks of its investment in Newco pursuant to this Agreement. ST is an “accredited investor,” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act.
     (b) Purchase for Own Account. The ST Newco Shares will be acquired for the account of ST or an Affiliate of ST, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof.
     (c) Exempt from Registration; Restricted Securities. ST understands that the ST Newco Shares will not be registered under the Securities Act, on the basis that the sale provided for in this Agreement is exempt from registration under the Securities Act, and that the reliance of Newco on such exemption is predicated in part on ST’s representations set forth in this Agreement. ST understands that the ST Newco Shares being issued hereunder are restricted securities within the meaning of Rule 144 under the Securities Act; that the ST Newco Shares are not registered and must be held indefinitely unless they are subsequently registered or an exemption from such registration is available.
     3.24 Disclaimer of Warranties. EXCEPT WITH RESPECT TO THE WARRANTIES AND REPRESENTATIONS SPECIFICALLY SET FORTH IN THIS ARTICLE III (WHICH MAY BE RELIED UPON BY NEWCO), ALL OF THE TRANSFERRED ASSETS ARE BEING SOLD “AS IS, WHERE IS,” AND NEITHER ST NOR ANY OF ITS SUBSIDIARIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, ORAL OR WRITTEN, WHETHER OF MERCHANTABILITY, SUITABILITY, NONINFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY AS TO THE TRANSFERRED ASSETS OR ANY PART OR ITEM THEREOF, OR AS TO THE CONDITION, DESIGN, OBSOLESCENCE, WORKING ORDER OR WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR OTHERWISE.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF NEWCO
     Newco hereby represents and warrants to ST, as of the date of this Agreement, as follows:
     4.1 Existence and Good Standing. Newco has been duly organized and is validly existing as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law and has all requisite power and authority required to carry on its business as now conducted and to own and operate its businesses as now owned and operated by it. Newco has heretofore delivered to ST complete and correct copies of its articles of association and governance rules as currently in effect. Each Subsidiary of Newco has been duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite power and authority required to carry on its business as now

FINAL ATTACHMENT
TO MASTER AGREEMENT
conducted and to own and operate its business as now owned and operated by it. Newco has heretofore delivered to ST complete and correct copies of the articles of incorporation and bylaws or other organizational documents of each Subsidiary of Newco.
     4.2 Authorization and Enforceability. Newco has all requisite corporate power and authority to execute and deliver this Agreement and each of the Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Newco of this Agreement and each of the Transaction Documents to which it is a party and the performance by Newco of its obligations contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action. This Agreement has been, and when executed at the Closing the other Transaction Documents to which Newco is a party will have been, duly and validly executed and delivered by Newco, and assuming the due execution and delivery of this Agreement and the other Transaction Documents to which it is a party by ST and each of the other parties thereto, this Agreement constitutes, and as of the Closing each of the Transaction Documents to which Newco is a party will constitute, the legal, valid and binding agreement of Newco, enforceable against Newco in accordance with their respective terms, except to the extent (a) that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity or (b) indemnification provisions contained in the Shareholders’ Agreement may be limited by applicable securities laws.
     4.3 Non-Contravention. The execution, delivery and performance by each of Newco and its Subsidiaries of the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not contravene or conflict with the articles of association or governance rules of Newco or the organizational documents of any of its Subsidiaries.
     4.4 Capitalization. Immediately following the Closing, the capitalization of Newco will consist of the following:
     (a) Ordinary Shares. A total of                                          Ordinary Shares of Newco will be authorized, of which                                          shares will be issued and outstanding, of which                                          Ordinary Shares will be held by ST                                           and Ordinary Shares will be held by Intel. Newco will have sufficient authorized share capital with respect to its Ordinary Shares upon a conversion of the Preferred Shares in accordance with the terms and conditions of the Shareholders Agreement and sufficient authorized share capital with respect to its Ordinary Shares for issuance under the Equity Plan (of which no such shares shall be subject to outstanding options, and all of which shares shall be available for future issuance). The Outstanding Ordinary Shares will have been validly issued, will be fully paid upon transfer of the ST Transferred Assets and the Intel Transferred Assets to Newco, and will have been issued in accordance with the registration or qualification provisions of all applicable securities laws, or pursuant to valid exemptions therefrom.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     (b) Preferred Shares. A total of                                          Preferred Shares will be authorized, of which                                          Preferred Shares will be issued and outstanding all of which will be held by FP. The Outstanding Preferred Shares will have been validly issued, will be fully paid upon receipt of the Purchase Price by Newco, and will have been issued in accordance with the registration or qualification provisions of all applicable securities laws, or pursuant to valid exemptions therefrom.
     (c) Options, Warrants, Reserved Shares. Except for (i) the conversion privileges of the Preferred Shares; (ii) the rights to purchase new securities set forth in the Shareholders’ Agreement and mandatory provisions of the laws of The Netherlands; and (iii) the Intel Option, there are no options, warrants, conversion privileges or other rights (or agreements for any such rights) outstanding to purchase or otherwise obtain from Newco any of Newco ‘s securities. There exists no Newco obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its equity securities or any interest therein.
     4.5 Valid Issuance of Shares.
     (a) The ST Newco Shares, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly and validly issued and fully paid, and will be free of restrictions on transfer other than restrictions on transfer under the Equity Transaction Documents, the laws of The Netherlands and applicable securities laws.
     (b) The outstanding shares of Newco are duly and validly issued and fully paid upon receipt of the Purchase Price and the consummation of the ST Asset Contribution Agreement and the Intel Asset Transfer Agreement, and such shares of such capital stock, and all outstanding shares, options and other securities of Newco have been issued in full compliance with exemptions from the registration requirements of the Securities Act, and are exempt from registration or qualification under the registration, permit or qualification requirements of all applicable state securities laws and all other provisions of applicable federal and state securities laws and applicable laws of The Netherlands, including, without limitation, anti-fraud provisions.
     4.6 Exempt Offering. Based in part upon ST’s representations in Section 3.23, the offer and sale of the ST Newco Shares pursuant to this Agreement are exempt from the registration requirements of Section 5 of the Securities Act by virtue of Regulation D thereunder, from the qualification requirements of the California Corporate Securities Law of 1968, by virtue of Section 25102(f) thereof, and from the registration or qualification requirements of any other applicable foreign or state securities laws.
     4.7 Lack of Registration Rights and Voting Agreements. Except as set forth in the Shareholders’ Agreement, Newco has not granted or agreed to grant any registration rights to any Person. There is no agreement or restriction relating to the voting of any shares of Newco other than as set forth in the Shareholders’ Agreement.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     4.8 Reliance. In executing this Agreement and the ST Ancillary Agreements to which it is a party, Newco and its Subsidiaries are relying on the investigations by Intel and FP (or its Affiliates), and on the provisions set forth herein and therein and not on any other statements, presentations, representations, warranties or assurances of any kind made by ST, its representatives or any other Person. Newco acknowledges that (a) the representations and warranties of ST contained in Article III hereof constitute the sole and exclusive representations and warranties of ST to Newco in connection with this Agreement and the transactions contemplated hereby and (b) all other representations and warranties are specifically disclaimed and may not be relied upon or serve as a basis for a claim against ST. NEWCO ACKNOWLEDGES THAT ST DISCLAIMS ALL WARRANTIES OTHER THAN THOSE EXPRESSLY CONTAINED IN THIS AGREEMENT AS TO THE ST TRANSFERRED ASSETS, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR WARRANTY FOR FITNESS FOR A PARTICULAR PURPOSE. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED EXPRESSLY IN THIS AGREEMENT, NEWCO IS ACQUIRING THE ST TRANSFERRED ASSETS ON AN “AS IS, WHERE IS” BASIS.
ARTICLE V
COVENANTS
     5.1 Access to Information.
     (a) Newco shall permit ST to retain copies of ST Books and Records for its internal use or for audit, tax or regulatory purposes or for any use required by Applicable Law and shall maintain for six years after the Closing Date all of the ST Books and Records pertaining to the ST Transferred Entities, ST Transferred Assets and the ST Transferred Liabilities relating to periods prior to the Closing. Newco shall provide ST and its representatives, during normal business hours and upon reasonable notice from ST, with reasonable access to such ST Books and Records. If, at any time after the sixth anniversary of the Closing Date, Newco proposes to dispose of any of such books and records, Newco shall first offer to deliver the same to ST at the expense of ST.
     (b) Each Party (the “Possessing Party”) will afford the other Party (the “Receiving Party”), its counsel and its accountants, during normal business hours, reasonable access to information in the Possessing Party’s possession or control relating to the ST Transferred Assets, the ST Transferred Liabilities, the ST Transferred Entities and the ST Business, and, to the extent reasonably requested, at the Receiving Party’s expense, will provide copies and extracts therefrom, all to the extent that such access may be reasonably required by the Receiving Party in connection with (i) the preparation of Tax Returns, (ii) compliance with the requirements of any Governmental Authority or (iii) to facilitate the resolution of claims made by a third party against or incurred by ST or Newco pertaining to the ST Transferred Assets, the ST Transferred Liabilities, the ST Transferred Entities or the ST Business; provided, however, that nothing in this Section 5.1(b) shall be deemed to require any Party to disclose any information that it is prohibited from disclosing under any non-disclosure agreement entered into prior to the

FINAL ATTACHMENT
TO MASTER AGREEMENT
date of the Master Agreement or in the ordinary course of business after the date of the Master Agreement.
     5.2 Compliance with Terms of Governmental Approvals and Consents. From and after the Closing Date, Newco shall comply at its own expense with all conditions and requirements imposed on Newco as set forth in (a) Newco Approvals that are Governmental Approvals, to the extent necessary such that all such Governmental Approvals will remain in full force and effect assuming, if applicable, continued compliance with the terms thereof by ST and (b) all Newco Approvals of Persons other than Governmental Authorities, to the extent necessary such that all such consents and approvals will remain effective and enforceable against the Persons giving such consents and approvals, assuming, if applicable, continued compliance with the terms thereof by ST.
     5.3 Use of Marks. Notwithstanding any other provision, no interest in or right to use the name “STMICROELECTRONICS” or any derivation thereof or any other Trademarks, service marks or tradenames of ST, other than the ST Transferred Trademarks, (the “ST Retained Marks”) is being transferred or otherwise licensed to Newco pursuant to the transactions contemplated by this Agreement. Newco agrees not to use any materials bearing ST Retained Marks or sell, transfer or ship any products bearing ST Retained Marks (a) unless requested to do so by ST, (b) except to the extent displayed on the hardcopy (non-electronic) form of such materials delivered to Newco at the Closing, (c) except as required under ST Transferred Contracts with customers or (d) except on ST Transferred Inventory, product instructions, labeling, containers, data sheets, specifications and any similar materials directly related to the ST Transferred Inventory in existence as of the Closing Date until, in all cases, the earliest of (i) the sale or disposition of such Inventory or other materials, (ii) such time as Newco shall have qualified the use of its logo, Trademark or tradenames with each such customer and (iii) 180 days after the Closing Date or such other period as is permitted under the ST Transition Services Agreement or the ST Intellectual Property Agreement solely for the purposes set forth therein. Further, dies manufactured by or for Newco using mask sets included in the ST Transferred Assets may bear ST Retained Marks only to the extent that it is not commercially reasonable to manufacture dies using such mask sets that do not bear such ST Retained Marks. The foregoing rights are subject to ST’s standard Trademark usage guidelines, a copy of which has been provided to Newco, to any applicable provisions of the ST Transition Services Agreement, and to any applicable provisions of the ST Intellectual Property Agreement, and ST reserves the right to practice quality control with regard to its marks and any products or services marketed or sold thereunder. Newco shall comply with any reasonable instructions of which it is notified by ST relating to ST’s exercising of such quality control rights. Upon the expiration of the foregoing license, all materials bearing any ST Retained Mark in the possession or control of Newco or its agents shall be promptly destroyed. Prior to any distribution of any materials bearing ST Retained Marks, Newco shall use commercially reasonable efforts to redact or modify such materials in order to minimize or eliminate the use of the ST Retained Marks.
     5.4 Cooperation in Third Party Litigation. Each Party shall provide such assistance and cooperation as the other Party or its counsel may reasonably request in connection with any claims, Proceedings or investigations relating to the ST Business or the ST Transferred Assets, ST Transferred Liabilities, ST Transferred Entities, provided that the Party making such request

FINAL ATTACHMENT
TO MASTER AGREEMENT
shall reimburse each such other Party for its reasonable and documented out-of-pocket costs and expenses in providing such assistance; provided, that such assistance shall not unreasonably interfere with the business and operations of any such other Party.
5.5 Assignments
     (a) ST will reasonably cooperate with Newco in transferring applications and registrations for the ST Transferred Copyrights, ST Transferred Trademarks and the ST Transferred Patents to the extent that ST has applied for or obtained registrations therefor; provided, however, that following the Closing, subject to Section 5.4, ST shall not have or incur any further obligations or expenses in connection therewith, and it shall be the sole responsibility of Newco to pursue, protect or perfect any such rights as it may see fit in its sole discretion.
     (b) Following the Closing, in the event that (i) ST identifies ST Excluded Assets that have been erroneously identified for delivery or delivered to Newco, Newco shall use commercially reasonable efforts to return such ST Excluded Assets to ST at ST’s expense or (ii) Newco identifies ST Transferred Assets that any ST Transferor has failed to deliver to Newco or a Subsidiary of Newco or a ST Transferred Entity, such ST Transferor shall use commercially reasonable efforts to deliver such ST Transferred Assets to Newco or such Subsidiary of Newco at ST’s expense.
     5.6 Reasonable Efforts. Each of Newco and ST will cooperate and use its commercially reasonable efforts to take, or cause to be taken, all appropriate actions (and to make, or cause to be made, all filings and notifications necessary, proper or advisable under Applicable Law) to consummate and make effective the transactions contemplated by this Agreement and the Transaction Documents, including its commercially reasonable efforts to obtain, as promptly as practicable, all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts, as are necessary for the consummation of the transactions contemplated by this Agreement and the Transaction Documents to which it is a party.
     5.7 Allocation of Non-Tax Operating Expenses. All utility charges, gas charges, electric charges, water charges, water rents and sewer rents, if any, shall be apportioned between Newco and ST as of the Closing Date, computed on the basis of the most recent meter charges or, in the case of annual charges, on the basis of the established fiscal year. All Prepayments (including lease expenses but excluding Taxes and ST Prepayments) paid by ST prior to the Closing Date and all other operating expenses paid by Newco with respect to the ST Business shall be apportioned between Newco and ST as of the Closing Date computed on the basis of the applicable time period to which expenses apply. Within 90 days after the Closing, each Party shall present a statement to the other Party setting forth the amount of reimbursement to which each is entitled under this Section 5.7, together with such supporting evidence as is reasonably necessary to calculate the proration amount. Such amount shall be paid by the Party owing it to the other within 10 days after delivery of such statement.
     5.8 Tax Matters.

     (a) Tax Returns. ST shall prepare or cause to be prepared all Tax Returns with respect to the ST Transferred Assets and the ST Business for the Pre-Closing Tax Period, other than the Tax Returns of the ST Transferred Entities for taxable periods that end following the Closing Date. Newco shall prepare or cause to be prepared all Tax Returns with respect to the ST Transferred Assets and the ST Business for the Post-Closing Tax Period and of the ST Transferred Entities for taxable periods ending after the Closing Date. All Tax Returns with respect to the ST Transferred Entities, ST Transferred Assets or ST Business prepared by Newco for taxable periods that include but do not end on the Closing Date (each such period, a “Straddle Period”) shall be prepared in a manner consistent with prior Tax Returns filed by the ST Transferred Entities, except as otherwise required by Applicable Law. To the extent ST would be liable for all or any portion of the Taxes shown on any Straddle Period Tax Return, such Tax Return shall be provided to ST no later than 30 days prior to the filing thereof, and any disputes concerning the manner in which such Tax Returns are prepared shall be resolved as provided in Section 5.8(h). Newco shall not amend or permit to be amended any Tax Returns with respect to a ST Transferred Entity to the extent such amendment could increase the liability of ST hereunder.
     (b) Responsibility for Payment of Taxes. Except as otherwise provided in this Section 5.8:
     (i) ST shall be liable for and shall indemnify, defend and hold Newco harmless from and against (A) all Taxes arising from the ST Transferred Assets or the ST Business with respect to the Pre-Closing Tax Period, including all Taxes of the ST Transferred Entities attributable to the Pre-Closing Tax Period to the extent not paid prior to the Closing, (B) all Taxes imposed on any ST Transferred Entity as a result of being or having been a member of an affiliated, consolidated, combined, unitary, fiscal unity or similar group of which ST or any of its Affiliates is or was a member, other than Taxes arising from the income, assets or operations of Newco and its Subsidiaries during the Post-Closing Tax Period, and (C) all Taxes imposed on any ST Transferred Entity as a result of being or having been party to any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person for Taxes that was entered into prior to the Closing, other than Taxes arising from the income, assets or operations of Newco and its Subsidiaries during the Post-Closing Tax Period; provided, however, that Taxes arising on the Closing Date by reason of actions taken by or at the request of Newco out of the ordinary course of business following the Closing and without the consent of ST shall be the responsibility of Newco.
     (ii) Newco shall be liable for and shall indemnify, defend and hold ST harmless from and against all Taxes arising from the ST Transferred Assets or the ST Business with respect to the Post-Closing Tax Period, including all Taxes of the ST Transferred Entities attributable to the Post-Closing Tax Period, except to the extent that such Taxes are ST’s obligation under Section 5.8(b)(i) or are subject to indemnification from ST pursuant to

FINAL ATTACHMENT
TO MASTER AGREEMENT
Section 6.2(a) (but subject to Section 6.2(g)) and except for any Taxes imposed on ST or its Affiliates by virtue of their ownership of equity in Newco.
     (iii) Taxes with respect to any of the ST Transferred Entities for a Straddle Period shall be calculated by means of a closing of the books and records of such ST Transferred Entity as of the close of the Closing Date, as if such Straddle Period ended as of the close of the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Closing Date was the last day of the taxable period) shall be allocated between the portion of the period ending on the Closing Date and the portion of the period after such day in proportion to the number of days in each such period; and, provided, further, that personal property, ad valorem and other similar Taxes that are not based on income, revenue, expenses or any combination thereof (“Property Taxes”) for a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each such period (except as provided in the immediately succeeding sentence). Property Taxes with respect to the ST Transferred Assets other than those owned by the ST Transferred Entities shall be allocated similarly. ST shall be liable for the amount of such Taxes that is attributable to the Pre-Closing Tax Period (other than to the extent of any increase in Property Taxes attributable to the transactions described herein), and Newco shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period (including any increase in Property Taxes attributable to the transactions described herein).
     (iv) Within a reasonable period after the Closing, and from time to time thereafter upon the receipt by a Party of a bill, assessment or other notice of Tax due, ST and Newco shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 5.8(b), together with such supporting evidence as is reasonably necessary to calculate the amount owed. The amount owed shall be paid by the Party owing it to the other within 10 days after delivery of such statement or, if later, 3 days prior to the time such Taxes are required to be paid to the appropriate Governmental Authority. In the event that either ST or Newco makes a payment for which it is entitled to reimbursement under this Section 5.8(b), the other Party shall pay such reimbursement promptly, but in no event later than 30 days after the presentation of a statement setting forth the amount of reimbursement to which the presenting Party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any payment required under this Section 5.8(b) and not made when due shall bear interest at the rate of 10% per annum.
     (c) Sales and Use Taxes. All Sales Taxes incurred by ST or its Affiliates in connection with the transfer of ST Transferred Assets to a ST Transferred Entity (whether such Sales Taxes arise upon such transfer or upon the transfer of the underlying ST Transferred Interests to Newco or its Subsidiaries) shall be borne by ST or its Affiliates (but not the ST Transferred Entities) to the extent such Sales Taxes exceed the

FINAL ATTACHMENT
TO MASTER AGREEMENT
Sales Taxes that would have been incurred if the underlying ST Transferred Assets were transferred directly by the historical owner thereof to Newco or a Subsidiary of Newco (located in the same jurisdiction as such ST Transferred Entity) without the intervening transfer to such ST Transferred Entity. All other Sales Taxes incurred by the Parties or their Affiliates as a consequence of the transfer of the ST Transferred Assets (including the ST Transferred Interests) to Newco shall be determined as soon as practicable after the Closing based on the allocation described in Section 5.9 and shall be borne 50% by Newco and 50% by ST; provided, however, that in no event shall Newco’s share of such Sales Taxes exceed $5,000,000. Notwithstanding the foregoing, Newco or its Subsidiaries shall pay 100% of all Sales Taxes to the extent the payment thereof by Newco or such Subsidiaries gives rise to a right to claim a refund of or credit against Taxes otherwise payable by Newco or its Subsidiaries under Applicable Law (and such amount shall not count toward the $5,000,000 cap in the preceding sentence). To the extent permitted by Applicable Law, Newco and ST shall cooperate and use commercially reasonable efforts to minimize such Sales Taxes. To the extent a taxing authority provides notice to ST or Newco of an audit of Sales Taxes for which the other Party has any responsibility hereunder, the Party receiving the notice shall promptly notify the other Party. The Parties shall cooperate as reasonably requested to defend any audit with respect to Sales Taxes described herein, and the Party responsible therefor shall pay when due any additional Sales Taxes ultimately assessed (together with any interest, penalties or additions to tax with respect thereto) in the ratios described above. ST shall control all Sales Tax audits where ST or its Affiliates bear 100% of the underlying Sales Tax, and ST and Newco shall jointly control all other Sales Tax audits (and share equally all related professional fees, interest, penalties and additions to tax) pertaining to the transfer of the ST Transferred Assets to Newco. With respect to Sales Taxes for which the Parties bear joint responsibility hereunder, neither Party shall settle any proposed adjustment to such Sales Taxes without the other Party’s prior written approval, not to be unreasonably withheld or delayed.
     (d) Cooperation. As to the Taxes for which ST is liable hereunder or that arise in a Straddle Period, the Parties hereto agree to furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to the ST Transferred Assets, the ST Business and the ST Transferred Entities as is reasonably necessary for the filing of all Tax Returns, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim or Proceeding relating to any Tax Return. The Parties hereto shall cooperate with each other in the conduct of any audit or other Proceeding related to Taxes involving the ST Business.
     (e) Allocation of ST Consideration among the ST Transferred Assets. The ST Consideration (including the ST Transferred Liabilities to the extent treated as “amount realized” for United States federal income tax purposes) shall be allocated among the ST Transferred Assets and the ST Transferred Interests in accordance with Schedule 5.8(e) of the ST ACA Disclosure Letter (as such allocation shall be determined prior to Closing and attached hereto immediately prior to the Closing). Such schedule shall be prepared in a manner consistent with the Third Party Appraisal. Each of the Parties hereto agrees

FINAL ATTACHMENT
TO MASTER AGREEMENT
to report the transactions contemplated hereby for state, federal and foreign Tax purposes in accordance with such allocation of the ST Consideration. ST shall prepare Schedule 5.8(e) of the ST ACA Disclosure Letter subject to Newco’s approval, which approval shall not be unreasonably withheld. Such schedule shall be adjusted for any changes to the ST Cash Consideration, in a manner consistent with the Third Party Appraisal and otherwise as ST determines in its reasonable discretion.
     (f) Treatment of Indemnity Payments. The Parties shall treat all indemnification payments made under this Agreement as an adjustment to the ST Cash Consideration for applicable Tax purposes.
     (g) Tax Dispute Resolution. If the Parties are unable to resolve any disputes regarding the content of Tax Returns for which ST has a right of review pursuant to Section 5.8(a), the issue or issues shall be referred for resolution to a partner at a “Big 4” accounting firm (or other nationally recognized accounting firm) reasonably acceptable to the Parties, who shall be requested to resolve open issues, on the basis of the position most likely to be sustained if challenged in a court having initial jurisdiction over the matter (which for federal income tax issues shall be deemed to be the United States Tax Court). The decision of such accounting firm shall be final and binding on the Parties, and the costs of such accounting firm shall be Newco costs. If such Tax Returns become due (taking into account extensions of time to file, which Newco shall seek as necessary to avoid the delinquent filing of its Tax Returns) they shall be filed as determined by Newco and shall be amended and re-filed as required by the outcome of the referral to the accounting firm as provided herein.
     (h) For so long as Italian Newco or any successor has unclaimed M6 Tax Credits, the use of which has not expired under Applicable Law, Newco shall, at ST’s expense, use commercially reasonable efforts to take such actions as are reasonably requested in writing by ST from time to time in order to enable Italian Newco or any successor thereto that is a Subsidiary of Newco to qualify for and receive the M6 Tax Credits; provided, however, that Newco shall not be required to take actions that Newco determines would result in the utilization of the M6 Tax Credits to the exclusion of other Tax credit or other attributes of Newco or its Subsidiaries or would otherwise adversely affect Newco from a Tax or financial standpoint. ST shall have the right to review any Tax Returns on which ST requests that such M6 Tax Credits be claimed prior to filing. If and when Newco or its Subsidiaries receives an actual benefit from the claiming of an M6 Tax Credit, either in the form of a cash refund of Taxes previously paid with respect to a Post-Closing Tax Period, a reduction or offset to other Taxes actually payable (determined on the basis of the actual Taxes paid or refunded with the benefit of such M6 Tax Credit versus such amounts without the benefit of such M6 Tax Credits (but taking into account other benefits available to Newco and its Subsidiaries)) (an “M6 Tax Credit Benefit”), Newco shall promptly pay to ST (or any ST Affiliates designated by ST) the amount of such M6 Tax Credit Benefit less the amount of Taxes (including withholding Taxes or deductions, if any) and other costs, expenses or liabilities incurred by Newco and its Subsidiaries as a result of the receipt or right to receive such refund or credit or the payment or obligation to make payment under this Section 5.8(h). If for any reason

FINAL ATTACHMENT
TO MASTER AGREEMENT
Newco or its Subsidiaries is required to refund or otherwise return to a Governmental Authority the amount of any M6 Tax Credit Benefit previously paid to ST or its designees, or if the utilization of the M6 Tax Credits subsequently results in the inability to utilize other Tax benefits of Newco and its Subsidiaries, ST shall promptly repay such amounts to Newco, and such amounts shall again become available for payment to ST if and when they are realized by Newco or its Subsidiaries as provided in this section, subject again to this sentence. ST will indemnify, defend and hold Newco and its Subsidiaries harmless for any Taxes and related out-of-pocket costs (including professional fees) incurred as a result of any M6 Tax Credits claimed by Newco being disallowed for any reason. The intent of this Section 5.8(h) is to provide ST with the benefit of the M6 Tax Credits only to the extent they actually result in a cash benefit to Newco or its Subsidiaries (taking into account the other Tax credits or other attributes of Newco and its Subsidiaries), and for ST to refund such amount previously paid to ST pursuant to this Section 5.8(h) if such cash benefit is reduced for any reason (including by reason of the availability of other Tax attributes that would have provided the same cash benefit) and otherwise place Newco and its Subsidiaries in a position that is no worse than if they never claimed such M6 Tax Credits or paid such amounts to ST, and this Section 5.8(h) shall be interpreted accordingly.
     5.9 Accounts Receivable. Following the Closing, (a) if ST or any of its Subsidiaries receives any payment, refund or other amount that is a ST Transferred Asset or is otherwise properly due and owing to Newco in accordance with the terms of this Agreement, ST promptly shall remit, or shall cause to be remitted, such amount to Newco and (b) if Newco or any of its Subsidiaries receives any payment, refund or other amount that is a ST Excluded Asset or is otherwise properly due and owing to ST or any of its Subsidiaries in accordance with the terms of this Agreement, Newco promptly shall remit, or shall cause to be remitted, such amount to ST. Without limiting the foregoing, Newco shall forward to ST, immediately upon receipt thereof, any payments of Pre-Closing Accounts Receivable of ST or any of its Subsidiaries (other than Third Party A/R Owed to ST Transferred Entities), and ST shall forward to Newco, immediately upon receipt thereof, any payments of Post-Closing Accounts Receivable of Newco or any of its Subsidiaries unless otherwise set forth in the ST Transition Services Agreement. Following the Closing, the Parties shall cooperate in promptly advising customers to direct to the appropriate Party any future payments by such customers. In determining whether a payment received by either Party is a payment of an Account Receivable of ST or Newco, the receiving Party may rely on any invoice or contract number referred to on the payment or in correspondence accompanying such payment. To the extent any payment, refund or other amount received by ST or Newco from a customer or other account debtor does not specify which outstanding invoice or receivable it is in payment of, such payment shall be applied to the earliest invoice outstanding with respect to indebtedness of such customer or other account debtor, except for those invoices which are subject to a dispute to the extent of such dispute. Following the Closing, Newco will provide such cooperation as ST shall reasonably request in connection with ST’s collection of outstanding Pre-Closing Accounts Receivable of ST and its Subsidiaries (other than Third Party A/R Owed to ST Transferred Entities).

FINAL ATTACHMENT
TO MASTER AGREEMENT
     5.10 Accounts Payable. To the extent that Newco receives any invoices for Pre-Closing Accounts Payable of ST or any of its Subsidiaries (other than Third Party A/P Payable by ST Transferred Entities) or statements evidencing amounts owed by ST or any of its Subsidiaries to another Person, Newco will promptly deliver such documents to ST. To the extent that ST or any of its Subsidiaries receives any invoices for Accounts Payable of Newco or statements evidencing amounts owed by Newco or any of its Subsidiaries to another Person, ST will promptly deliver such documents to Newco unless otherwise set forth in the ST Transition Services Agreement.
     5.11 Employees.
     (a) To the greatest extent permitted by Applicable Law, Newco shall provide service credit for all periods of service by the ST Transferred Employees under Newco’s employee policies and plans except to the extent such service credit would result in the duplication of benefit accrual for the same period of service. Newco shall be responsible for all Liabilities, salaries, benefits and similar employer obligations that arise after Closing under Newco’s compensation and benefit plans and policies for all ST Transferred Employees or pursuant to Section 2.3(d). In particular, Newco shall be responsible for liabilities with respect to the termination of any ST Transferred Employees by Newco after the Closing, including health care continuation coverage with respect to plans established or maintained by Newco after the Closing to the extent that the ST Transferred Employees participate therein, and damages or settlements arising out of any claims of wrongful, constructive or illegal termination or dismissal by Newco following the Closing, and for complying with the requirements of all Applicable Laws with respect to any such termination by Newco after the Closing. Subject to Section 2.3(d), ST shall be solely responsible for any liabilities or obligations with respect to ST Transferred Employees under the ST Employee Plans or the ST Employee Agreements that arise following the Closing.
     (b) Non- U.S. ST Business Employees. With respect to ST Business Employees located outside the United States, each of Newco and ST agrees to comply with all covenants, agreements and obligations set forth in Schedule 5.11(b) of the ST ACA Disclosure Letter.
     (c) Funded Employee Plans. To the extent that Newco is required under Applicable Law to assume Liabilities with respect to a ST Funded Employee Plan relating to service of ST Transferred Employees prior to the Closing Date, and unless such obligations are not otherwise satisfied at or prior to the Closing Date among ST, Newco and the relevant ST Transferred Employees, ST shall, or shall cause the applicable ST Subsidiary to, pay to Newco an amount in cash or cash equivalents equal to such Liabilities as of the Closing Date as determined in accordance with this Section 5.11(c) (the “ST Funded Employee Plan Amount”). ST shall, or shall cause the applicable ST Subsidiary to, cause the ST Funded Employee Plan Amount to be transferred to Newco as soon as practicable following the Closing Date, but in no event more than 15 days following the determination of the amount due hereunder. The ST Funded Employee Plan Amount shall be determined in accordance with Applicable Law

FINAL ATTACHMENT
TO MASTER AGREEMENT
and the relevant provisions of the ST Funded Employee Plan. To the extent required by Applicable Law or by the ST Funded Employee Plan, ST shall, or shall cause the applicable ST Subsidiary to, require the actuary of each ST Funded Employee Plan (each, an “ST Actuary”) to determine, prior to the Closing Date, the ST Funded Employee Plan Amount for the relevant ST Funded Employee Plan in accordance with FAS 158 on a projected benefit obligation basis based on actuarial assumptions no less favorable than those used in the most recent actuarial report prepared for the relevant ST Funded Employee Plan. The actuarial calculations and assumptions of the ST Actuary may be reviewed for accuracy by an actuary designated by Newco (the “Newco Actuary”). If the ST Actuary and the Newco Actuary cannot reach an agreement as to the proper determination for the ST Funded Employee Plan Amount with respect to a ST Funded Employee Plan, ST and Newco shall refer such matter to an independent third-party actuary (which actuary shall be mutually agreeable to ST and Newco) (the “Third Actuary”) for resolution. Promptly, but in no event later than 45 days after such referral, the Third Actuary shall review the ST Actuary’s calculation of the relevant ST Funded Employee Plan Amount and the Newco Actuary’s objection and calculations with respect thereto, and shall provide each of ST and Newco a written statement of its decision as to the issues in dispute and the determination of the ST Funded Employee Plan Amount. Such determination shall be final and binding for all purposes. The fees and expenses of the ST Actuary and the Newco Actuary shall be borne by ST. The fees and expenses of the Third Actuary shall be borne equally by ST and Newco.
     (d) Consultation Obligations. ST and Newco shall where and to the extent required by Applicable Law or by an applicable collective bargaining, collective agreement, recognition arrangement or other similar agreement or arrangement inform and consult with employees, trade unions, works councils or other employee representative bodies regarding the transactions contemplated by this Agreement, including the offers of employment made pursuant to the Master Agreement.
     (e) Non-Solicitation of Employees.
     (i) Subject to Applicable Law, for two years following the Closing, without the prior written consent of Newco, ST shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, recruit or solicit any employee of Newco or any of its Subsidiaries (collectively, for purposes of this Agreement, the “Newco Restricted Employees”) to leave his or her employment with Newco or such Subsidiary.
     (ii) Except as (A) may be otherwise provided herein, (B) otherwise agreed by ST and Newco, or (C) prohibited by Applicable Law, for two years following the Closing Date, Newco shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, recruit or solicit (x) any employee of ST or any of its Subsidiaries other than those ST Business Employees who become employed by Newco in accordance with the terms of the Master Agreement or (y) any ST Business Employee who declines an offer of employment from or objects

FINAL ATTACHMENT
TO MASTER AGREEMENT
to his or her transfer to Newco(collectively, for purposes of this Agreement, the “ST ACA Restricted Employees”).
     (iii) Neither the placement of employment advertisements or other general solicitation for employees not specifically targeted to any Newco Restricted Employee or ST ACA Restricted Employee, as the case may be, by any means, including through the use of hiring agencies or through employees of each Party who are unaware of the prohibitions against the solicitation of the Newco Restricted Employees or ST ACA Restricted Employees, as the case may be, shall be a recruitment or solicitation prohibited by this Section 5.11(e) provided that any such hiring agencies and employees are not instructed by persons who knew about the prohibition on the solicitation of such Restricted Employees to solicit for hire such Restricted Employees. If a Party (or any Subsidiary thereof) inadvertently violates the prohibition against the solicitation of Restricted Employees, such Party shall (or it shall cause its applicable Subsidiary to), as soon as it is aware it has committed a violation of this section, notify the other Party who formerly employed such Restricted Employee and either withdraw any offer to the solicited individual or ensure that such person, if hired, is restricted from working on, consulting on, or having any knowledge with respect to matters which are designated by written notice by the Party that formerly employed such employee in its reasonable discretion as competitively sensitive matters, in which event such inadvertent action shall not be deemed to be a breach of this Section 5.11(e) so long as there is no repetitive pattern of such actions.
     (f) Newco Employee Recruitment. For a period of six months following the Closing Date, Newco agrees to notify ST of any employment opportunities at Newco within a reasonable period of time before the placement of employment advertisements or other general solicitation, including the use of hiring agencies, with respect to such employment opportunities.
     (g) Reimbursement for TFR Liability. Pursuant to and in accordance with the TFR Indemnification Agreement, ST shall indemnify and hold Newco and its Subsidiaries harmless from any and all TFR Indemnity Obligations. The TFR Indemnification Agreement shall identify the Italian ST Transferred Employees as well as the amount of the TFR Liability, as of the latest available date on or prior to the Closing Date, that is or may become payable to or in respect of any Italian ST Transferred Employees, it being understood that, notwithstanding the abovementioned reference to the TFR Liability as of such latest available date, ST will remain liable for indemnifying Newco and its Subsidiaries for the entire amount of the TFR Indemnity Obligations until such time as specified in the TFR Indemnification Agreement. As a security for the fulfillment of the TFR Indemnity Obligations, at Closing ST shall deliver to Newco and its Subsidiaries a first demand bank guarantee issued by a primary financial institution acceptable to Newco (“Bank Guarantee”). In the event that the Bank Guarantee should be issued for a duration which does not cover the entire potential duration of the TFR Indemnity Obligations, ST agrees to deliver to Newco and its Subsidiaries, from time to time, a renewed first demand bank guarantee, drafted

FINAL ATTACHMENT
TO MASTER AGREEMENT
substantially in the form of the Bank Guarantee then in force, at least 30 days prior to the expiration of the Bank Guarantee then in force, failing which Newco and its Subsidiaries will be entitled, during such 30-day period, to draw on the Bank Guarantee then in force for all of the outstanding amount (whether or not then due and payable) of the TFR Indemnity Obligations. The TFR Indemnification Agreement and the Bank Guarantee shall be drafted substantially in the forms attached to Schedule 5.11(g) of the ST ACA Disclosure Schedule. Notwithstanding anything herein to the contrary, ST shall be required to provide Newco and its Subsidiaries with a legal opinion certifying that this Section 5.11(g) as well as the TFR Indemnification Agreement comply with and can be enforced pursuant to Italian Applicable Law. In the event that (i) such legal opinion is not provided within 10 days prior to the Closing Date or (ii) Newco receives a contrary legal opinion, ST shall be required to pay to Newco an amount in cash or cash equivalents equal to the TFR Liability at the Closing and the indemnification provisions in this Section 5.11(g) shall remain in full force and effect until the first anniversary of the Closing Date.
     5.12 Protection of Privacy. The Customer Data of ST has been collected by ST over the Internet under the conditions set forth in the ST Privacy Policy attached to Schedule 5.12 of the ST ACA Disclosure Letter (the “ST Privacy Policy”) and is transferred to Newco subject to the obligations set forth in the ST Privacy Policy. Newco covenants and agrees that it will not use such Customer Data in any manner that conflicts with the terms of the ST Privacy Policy.
     5.13 Export Compliance. From and after the Closing Date, Newco shall comply at its own expense with all conditions and requirements imposed on Newco required to comply with all applicable U.S. Export Administration Regulations and such other similar regulations, including any applicable export regulations of foreign jurisdictions, that are imposed on the ST Transferred Assets. Newco agrees that it will not export, either directly or indirectly, any ST Product or associated technology or systems incorporating such ST Product without first obtaining any required license or other approval from the appropriate host Governmental Authority with appropriate authority.
     5.14 Satisfaction of ST Pre-Closing Product Obligations. After the Closing, Newco agrees to satisfy any and all ST Pre-Closing Product Obligations. Unless otherwise agreed by the Parties in the Transaction Documents, Newco shall, on a monthly basis, following the month in which the transactions occur, or any other periodic basis as agreed by the Parties, deliver to ST a written statement of costs reasonably incurred by Newco in satisfying any such ST Pre-Closing Product Obligations, which statement shall set forth all such ST Pre-Closing Product Obligations satisfied by Newco during such period. Promptly following receipt of such statement, ST shall reimburse Newco for all such costs.
     5.15 Additional ST Financial Statements. For 12 months following the Closing Date (or if later, the date of completion of the audit of the ST annual financial statements for the year in which the Closing Date occurs), ST shall, in good faith, use commercially reasonable efforts to assist Newco with Newco’s preparation of such financial statements, for such periods prior to the Closing Date as may be required for Newco to undertake a registered public offering of debt

FINAL ATTACHMENT
TO MASTER AGREEMENT
securities or Ordinary Shares, as the case may be, it being understood that in connection with any such registered offering Newco shall use commercially reasonable efforts to obtain waivers from certain financial statement requirements, provided that any failure by Newco to obtain any such waiver shall not relieve ST from its obligations under this Section 5.15. Notwithstanding the foregoing, nothing herein shall obligate ST to provide any audited financial statement or information to Newco or to submit to an audit by Newco’s auditors of any financial statement or information or books and records of ST.
     5.16 Settlement of Claims. ST shall not settle, or make any binding offer to settle, any material Claim or Proceeding relating to the ST Business unless such settlement would not encumber any assets of Newco, impose any obligation or other Liability on Newco, impose any restriction that would apply to Newco or the conduct of Newco’s business, or include any acknowledgment of validity, enforceability, infringement, or Claim interpretation with regard to any of the Intellectual Property relating to such Claim or Proceeding.
     5.17 Back-end Equipment.
     (a) From and after the Closing Date, ST shall, and shall cause its Subsidiaries to, retain physical possession of the following Newco Equipment at the following ST facilities until the earlier of (i) the date upon which such Newco Equipment is removed therefrom pursuant to a Newco Removal Notice (as defined below) and (ii) the following Removal Dates:
     (i) The Toa Payoh Equipment shall be removed from the ST facility located in Toa Payoh, Singapore, 60 days after completion of assembly and test services using the Toa Payoh Equipment under the ST Back-End Supply Agreement and the receipt by Newco from ST of written notice of such completion;
     (ii) The Shenzhen Equipment shall be removed from the ST facility located in Shenzhen, China, 60 days after completion of assembly and test services using the Shenzhen Equipment under the ST Back-End Supply Agreement and the receipt by Newco from ST of written notice of such completion;
     (iii) The ST1 Equipment shall be removed from the ST facility located in Muar, Malaysia, 60 days after completion of assembly and test services using the ST1 Equipment under the ST Back-End Supply Agreement and the receipt by Newco from ST of written notice of such completion; and
     (iv) The Bouskoura Equipment shall be removed from the ST facility located in Bouskoura, Morocco, 60 days after completion of assembly and test services using the Bouskoura Equipment under the ST Back-End Supply Agreement and the receipt by Newco from ST of written notice of such completion;

FINAL ATTACHMENT
TO MASTER AGREEMENT
provided, however, that in the event that any Governmental Approval is required for the removal of any of such Newco Equipment, Newco and ST shall use their reasonable commercial efforts to obtain such Governmental Approval as soon as practicable after the Closing Date, and in the event that such Governmental Approvals are not obtained within 45 days prior to the Removal Date set forth above, the Removal Date shall be extended to that date which is 45 days after all such Governmental Approvals have been obtained.
     (b) Newco shall use commercially reasonable efforts to make all arrangements necessary to ensure that the Newco Equipment is removed from the premises of ST and its Subsidiaries as soon as reasonably practicable following the completion of the applicable assembly and test services set forth in Section 5.17(a) and the receipt of notice thereof from ST and in any event prior to the Removal Date applicable thereto.
     (c) From and after the Closing Date until 15 days prior to each applicable Removal Date, Newco may notify ST in writing of Newco’s intention to remove the Toa Payoh Equipment, the Shenzhen Equipment, the ST1 Equipment or the Bouskoura Equipment, as the case may be, from the premises of ST or its Subsidiaries. Each such notice (a “Newco Removal Notice”) shall describe in reasonable detail the arrangements for the removal and transportation of the applicable Newco Equipment, including (i) the dates on which Newco proposes to begin and complete the removal of such Newco Equipment, (ii) the identity of any third party contractors that Newco proposes to engage in connection therewith and (iii) a reasonable estimate of the third party costs expected to be incurred by Newco in connection therewith.
     (d) All reasonable and documented third party costs of removing Newco Equipment from the premises of ST or its Subsidiaries and transporting Newco Equipment to the premises of Newco or its Subsidiaries shall be borne by ST. Newco shall remove the applicable Newco Equipment in its entirety from the premises of ST and its Subsidiaries prior to the Removal Date applicable thereto. The removal of such Newco Equipment shall be effected during regular business hours in a manner reasonably intended to minimize disruption and without causing damage to the affected ST facility. ST shall have the right to approve in advance (which approval shall not be unreasonably withheld or delayed) any third party contractors that Newco proposes to engage to complete such removal or transportation. In the event that any Newco Equipment is not removed from the premises of ST or its Subsidiaries prior to the Removal Date applicable thereto, ST may treat such Newco Equipment as abandoned property and may have such Newco Equipment removed from the applicable ST facility or may sell such Newco Equipment and remit the proceeds of such sale (net of all direct and indirect costs of sale and expenses incurred by ST and its Subsidiaries) to Newco.
     5.18 Master Agreement Covenants. Newco agrees to be bound by and shall be a third party beneficiary of the following Sections of the Master Agreement: Section 4.5 (Press Releases), Section 4.8 (Tax Matters), Section 4.9 (Operations of the Intel Business Prior to the Closing), Section 4.10 (Operations of the ST Business Prior to the Closing), Section 4.12 (Additions to and Modifications of the Schedules), Section 4.14 (Notices of Certain Intel

FINAL ATTACHMENT
TO MASTER AGREEMENT
Events), Section 4.15 (Notices of Certain ST Events), Section 4.17 (Newco Tax Election), Section 4.19 (Cooperation with Financing), Section 4.21 (Hynix JV Matters), Section 4.22 (Facility Transfer Term Sheets), Section 4.25 (ST Litigation), Section 4.26 (Intel Litigation) and Section 4.28 (Further Assurances) of the Master Agreement as though it were a party thereto.
     5.19 Further Assurances. Each Party agrees to execute and deliver, or cause to be executed and delivered, such other documents, certificates, agreements and other writings and to take, or cause to be taken, such other commercially reasonable actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.
     5.20 Release of Liens. On the Closing Date, the ST Transferors shall deliver the ST Transferred Assets to Newco and its Subsidiaries free and clear of Liens, other than Permitted Liens, except as otherwise provided herein.
ARTICLE VI
INDEMNIFICATION
     6.1 General Survival. The representations and warranties of the Parties contained in this Agreement and the covenants set forth in Section 4.10 of the Master Agreement shall survive the Closing for a period of 12 months after the Closing Date; provided, however that (a) representations and warranties set forth in Section 3.10 (Tax Matters) shall survive until the expiration of the statute of limitations for the collection of the Tax that is the subject of such representation or warranty, (b) representations and warranties set forth in each of Section 3.2 (Authorization and Enforceability), Section 3.12(a) (Pension Plans), and Section 3.22(a) and (b) (Organization and Capitalization of the ST Transferred Entities) shall survive until the expiration of the applicable statute of limitations, (c) representations and warranties set forth in Section 3.15 (Environmental Matters) shall survive until the date that is 10 years following the Closing Date, and (d) any claim arising out of the fraudulent misrepresentation of ST contained in this Agreement or any other Transaction Document shall survive until the expiration of the applicable statute of limitations. In addition, any indemnity with respect to any ST Pre-Closing Environmental Liability described in Section 2.4(k) hereof shall survive until the date that is 10 years following the Closing Date and shall thereupon expire. Upon such expiration, unless written notice of a claim for indemnification based on such representation, warranty, covenant or indemnity specifying in reasonable detail the facts on which the claim is based shall have been delivered to the Indemnitor prior to the expiration of such representation, warranty, covenant, or indemnity, such representation, warranty, covenant or indemnity shall be deemed to be of no further force or effect, as if never made, and no action may be brought based on the same, whether for indemnification, breach of contract, tort or under any other legal theory. All covenants and agreements of the Parties otherwise set forth in this Agreement with respect to ST Excluded Liabilities or actions of the Parties following the Closing shall survive indefinitely to the extent necessary to give effect to their terms.
     6.2 Indemnification.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     (a) Indemnification Provisions for Newco. Subject to the provisions of Section 6.1, from and after the Closing Date, the Newco Indemnitees shall be indemnified and held harmless by ST from and against and in respect of any and all Losses (as defined below) incurred by any Newco Indemnitee resulting from:
     (i) any inaccuracy or breach of any of ST’s representations or warranties contained in this Agreement or in the certificates furnished to Newco pursuant to Sections 5.1(a) and 5.3(a) of the Master Agreement (disregarding the qualifications as to ST Material Adverse Effect expressly set forth in such certificates in accordance with Sections 5.1(a) and 5.3(a));
     (ii) any breach of any covenant or agreement made or to be performed by ST pursuant to this Agreement or any of the Sections of the Master Agreement set forth in Section 5.18 of this Agreement;
     (iii) any failure of ST to satisfy any ST Excluded Liabilities; and
     (iv) any Taxes or expenses required to be paid by ST under this Agreement.
     (b) Indemnification Provisions for ST. Subject to the provisions of Section 6.1, from and after the Closing Date, the ST Indemnitees shall be indemnified and held harmless by Newco from and against and in respect of any and all Losses (as defined below) incurred by any ST Indemnitee, resulting from:
     (i) any inaccuracy or breach of any of Newco’s representations or warranties contained in this Agreement other than any such inaccuracy or breach that results from any action that (A) Newco is required to take hereunder or (B) ST has approved under the Master Agreement;
     (ii) any breach of any covenant or agreement made or to be performed by Newco pursuant to this Agreement;
     (iii) any failure of Newco to satisfy any ST Transferred Liabilities, other than the ST Excluded Liabilities; and
     (iv) any Taxes or expenses required to be paid by Newco under this Agreement.
     (c) For purposes of this Agreement, the term “Indemnitee” shall mean either a Newco Indemnitee or a ST Indemnitee, as the case may be, and the term “Indemnitor” shall mean either Newco or ST, as the case may be.
     (d) Notwithstanding the above, Losses shall not include expenses incurred in connection with investigations unless a claim is made by a third party against the Indemnitee.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     (e) No Newco Indemnitee shall be entitled to indemnification for any Losses covered by Section 6.2(a)(i) until the aggregate amount of all such Losses of the Newco Indemnitees shall exceed $15,000,000 (the “ST ACA Basket”), at which time all such Losses incurred in excess of the ST ACA Basket shall be subject to indemnification by the relevant Indemnitor hereunder. The ST ACA Basket shall not apply to Losses covered by Section 3.2 (Authorization and Enforceability), Section 3.10 (Tax Matters), Section 3.12(a) (Pension Plans), Section 3.15 (Environmental Matters), Section 3.22(a) and (b) (Organization and Capitalization of the Transferred Entities) or Sections 6.2(a)(ii)-(iv). No ST Indemnitee shall be entitled to indemnification for any Losses covered by Section 6.2(b)(i) until the aggregate amount of all such losses of the ST Indemnitees shall exceed $15,000,000 (“Newco ACA Basket”), at which time all such losses incurred in excess of the Newco ACA Basket shall be subject to indemnification by the relevant Indemnitor hereunder. The Newco ACA Basket shall not apply to Losses covered by Sections 6.2(b)(ii)-(iv).
     (f) The amount of any Losses otherwise recoverable under this Section 6.2 shall be reduced by (i) any amounts which the Indemnitees actually receive under insurance policies, net of all reasonable and documented costs and expenses of recovery, the Parties hereby acknowledging and agreeing that as soon as practicable after becoming aware of such Losses and in any event prior to payment of any amount of Losses otherwise recoverable under this Section 6.2, the Indemnitee must first seek reimbursement for any and all Losses from any applicable insurance coverage (and that any compensation provided under this Agreement is not to be deemed insurance for any purpose), and (ii) any reduction in Tax otherwise actually payable by the Indemnitees (or their Subsidiaries) (net of related Tax and out of pocket costs incurred in connection with such reduction) with respect to the taxable year of such Persons in which the payment of such indemnity is due or a prior taxable year, including refunds of Taxes (net of such Tax and other out-of-pocket costs) previously paid by such Persons with respect to such taxable years to the extent the claim for refund may be filed in such years.
     (g) Notwithstanding anything to the contrary in Section 6.2(a), Losses for which Newco may claim indemnification under this Agreement shall not include Taxes arising in Post-Closing Tax Periods, determined in the manner provided in Section 5.8(b), except for (i) interest, penalties and additions to Tax accrued with respect to Taxes arising in a Pre-Closing Tax Period, (ii) Losses arising from a breach of the representation set forth in Section 3.10(d)(vi), and (iii) Losses for Taxes that are allocated to ST pursuant to Section 5.8.
     (h) For any additions or modifications to the schedules to the ST ACA Disclosure Letter made by ST under Section 4.12(d) of the Master Agreement (i) to correct inaccuracies of the Specified ST Representations (including those representations and warranties which are expressed with respect to a date prior to the date of the Master Agreement) for facts, events or circumstances occurring prior to or existing on and as of the date of the Master Agreement, and, in the case of a representation or warranty made to the Knowledge of ST, of which ST had Knowledge on such date), (ii) to reflect any facts, events or circumstances which resulted from a breach of Section 4.10 of the Master

FINAL ATTACHMENT
TO MASTER AGREEMENT
Agreement, or (iii) to update, correct or otherwise modify any of the representations and warranties set forth in Section 3.2 (Authorization and Enforceability), Section 3.4 (Non-contravention), Section 3.7 (Litigation), Section 3.9 (Compliance with Applicable Laws), Section 3.10 (Tax Matters), Section 3.11 (Intellectual Property), Section 3.13 (Financial Information), Section 3.14 (Absence of Certain Changes), Section 3.17 (ST Transferred Assets), Section 3.20 (Inventories), Section 3.21 (Advisory Fees), Section 3.22 (Transferred Entities and Transferred Interests), and Section 3.23 (Investment Representations), for any reason, then, in each case, Newco shall be entitled to indemnification therefor pursuant to, and subject to the limitations set forth in this Article VI, to the same extent as if such additions and modifications had not been made.
     6.3 Manner of Indemnification.
     (a) Each indemnification claim shall be made only in accordance with this Article VI.
     (b) If an Indemnitee wishes to make a claim for Losses under Article VI of this Agreement, Indemnitee shall deliver a Notice of Claim to the applicable Indemnitor promptly after becoming aware of the facts giving rise to such claim. The Notice of Claim shall (i) specify in reasonable detail the nature of the claim being made, and (ii) state the aggregate dollar amount of such claim.
     (c) Following receipt by an Indemnitor of a Notice of Claim, the Parties shall promptly meet to agree on the rights of the respective Parties with respect to each of such claims. If the Parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both Parties and amounts agreed upon shall be promptly paid. Any unresolved dispute between the Parties shall be resolved in accordance with Section 7.10 and Section 7.11 and the other applicable provisions of this Agreement.
     6.4 Third-Party Claims. If Newco becomes aware of a claim of a third party (including for all purposes of this Section 6.4, any Governmental Authority) that Newco believes, in good faith, may result in a claim by it or any other Newco Indemnitee against ST, Newco shall notify ST of such claim as promptly as practicable; provided, that any failure to so notify ST shall not relieve ST of its obligations hereunder, except to the extent such failure shall have materially adversely prejudiced ST. ST shall have the right, but not the duty, to assume and conduct the defense of such claim at its expense; provided, however, that ST may not assume control of the defense of a suit or proceeding involving criminal liability. ST shall conduct such defense in a commercially reasonable manner, and shall be authorized to settle any such claim without the consent of Newco, provided, however, that: (a) ST shall not be authorized to encumber any assets of Newco or agree to any restriction that would apply to Newco or the conduct of Newco’s business; (b) ST shall have paid or caused to be paid any amounts arising out of such settlement; (c) a condition to any such settlement shall be a complete release of Newco and any other Newco Indemnitee against whom such claim has been made with respect to such third party claim; and (d) ST shall not be authorized to settle any claim that would reasonably be expected to have a material effect on a Tax liability of Newco that is not subject to indemnification by ST hereunder without Newco’s consent, which consent shall not be

FINAL ATTACHMENT
TO MASTER AGREEMENT
unreasonably withheld or delayed. With respect to any claim for which ST assumes the defense of Newco, Newco shall be entitled to participate in (but not control) the defense of such third party claim, with its own counsel and at its own expense, and Newco shall take such action as ST shall reasonably request to assist ST in the defense of any such third party claim, provided that ST shall reimburse Newco for any reasonable out-of-pocket expenses incurred in taking any such requested action. If ST does not assume the defense of any third party claim in accordance with the provisions hereof, Newco may defend such third party claim in a commercially reasonable manner and may settle such third party claim after giving written notice of the terms thereof to ST, and such legal expenses shall be indemnifiable Losses hereunder to the extent that Newco is determined to be entitled to indemnification hereunder for such third party claim.
     6.5 Exclusive Remedy and Waiver and Release of Certain Claims.
     (a) Notwithstanding any other provision of this Agreement to the contrary, the provisions of this Article VI shall be the sole and exclusive remedy for monetary damages of the Indemnitees from and after the Closing Date for any Losses arising under this Agreement or relating to the transactions contemplated by this Agreement, including claims of breach of any representation or warranty in this Agreement or any covenant set forth in Section 4.10 of the Master Agreement; provided, however, that the foregoing clause of this sentence shall not be deemed a waiver by any Party of any right to specific performance or injunctive relief but shall be deemed a waiver of any rights of rescission. Notwithstanding any other provision of this Agreement, (i) the maximum aggregate liability of ST to Newco Indemnitees pursuant to this Article VI or otherwise under this Agreement, Applicable law or otherwise (other than Uncapped ST Losses) shall be limited to $92,400,000 (the “ST ACA Cap”); and (ii) the maximum aggregate liability of Newco to the ST Indemnitees for Losses pursuant to this Article VI or otherwise under this Agreement (other than with respect to Losses pursuant to a breach of Section 4.2 (Authorization and Enforceability) and Section 4.6 (Capitalization) and Losses pursuant to Section 6.2(b)(iii)), Applicable Law or otherwise shall be limited to the ST ACA Cap. Nothing in this Agreement limits or otherwise affects in any way the rights and remedies of either Party with respect to causes of action arising under the ST Intellectual Property Agreement, the ST Facility Transfer Agreements and the ST Transition Services Agreement, or any rights and remedies of ST or Newco vis-à-vis any Person other than ST or Newco or their respective Affiliates with respect to any infringement or misappropriation of any Intellectual Property of ST or Newco, as the case may be (including any right of ST or Newco to seek equitable or injunctive relief in connection therewith), all of which rights and remedies are expressly reserved. Notwithstanding the foregoing, the existence of this Section 6.5 and the rights and restrictions set forth in this Article VI do not limit any other potential remedies of the Indemnitees with respect to fraud by any Party.
     (b) Except with respect to the specific remedies identified in Section 6.5(a) above, the Parties hereby waive and release any and all claims, causes of action, and rights as against one another for the transactions contemplated by this Agreement, including the assets and liabilities that are allocated herein, based upon statute or common law. This waiver and release specifically includes, without in any way limiting the

FINAL ATTACHMENT
TO MASTER AGREEMENT
scope of the foregoing waiver and release, any claims the Parties may have against one another based upon the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq. or any other Applicable Law under which the Parties or their Affiliates would otherwise have any cause of action against one another.
     6.6 Subrogation. If the Indemnitor makes any payment under this Article VI in respect of any Losses, the Indemnitor shall be subrogated, to the extent of such payment, to the rights of the Indemnitee against any insurer or third party with respect to such Losses; provided, however, that the Indemnitor shall not have any rights of subrogation with respect to the other Party hereto or any of its Affiliates or any of its or its Affiliates’ officers, directors, agents or employees.
     6.7 Damages. Notwithstanding anything to the contrary elsewhere in this Agreement or any other Transaction Document, no Party (or its Affiliates) shall, in any event, be liable to the other Party (or its Affiliates) for any consequential damages, including, but not limited to, loss of revenue or income, cost of capital, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement. Each Party agrees that it will not seek punitive damages as to any matter under, relating to or arising out of the transactions contemplated by this Agreement or the other Transaction Documents.
     6.8 Environmental Indemnification Procedures.
     (a) ST and Newco agree that the Indemnitor shall have the sole right to disclose, report, further investigate, negotiate, perform and settle any ST Facility Environmental Liability or conduct any Remedial Action in connection therewith for which such Indemnitor may have liability hereunder, and the Indemnitee will provide the Indemnitor access and any other rights, as necessary, to the Owned ST Real Property, the Leased ST Real Property, or any other real property under the Indemnitee’s control for purposes of investigating and performing any such Remedial Action. Such terms of access shall provide for reasonable protections to the Indemnitee’s operations to minimize disruption and protect its employees. Nonetheless, if at any time following the Closing Date, the Indemnitor has not taken action to disclose, report, further investigate, negotiate, perform and settle any ST Facility Environmental Liability or conduct any Remedial Action in connection therewith for which such Indemnitor may have liability hereunder, to the reasonable satisfaction of the Indemnitee, then the Indemnitee will have the right, after first providing written notice to the Indemnitor and a reasonable period for the Indemnitor to respond (at a minimum 30 days) and subject to the rights of the Indemnitor set forth in Section 6.8(c) below, to disclose, report, further investigate, negotiate, perform and settle any ST Facility Environmental Liability or conduct any Remedial Action in connection therewith, provided that the Indemnitor’s duty to indemnify under Section 6.1 of the Agreement for ST Facility Environmental Liabilities shall not apply to the extent that the Indemnitee’s actions fail to comply with paragraph (b), below. Without limiting the generality of the foregoing, in connection with any action taken pursuant to the third sentence of this Section 6.8(a) the Indemnitee will, subject to the rights of the Indemnitor pursuant to the terms of Section 6.8(c) below, have

FINAL ATTACHMENT
TO MASTER AGREEMENT
the right to: report the results of any testing to the appropriate Governmental Authorities if required by an applicable Environmental Law; enter the property into a voluntary remediation or similar program; take whatever steps are necessary to obtain a NFA Letter from the appropriate Governmental Authorities or, in the event such Governmental Authorities do not provide a NFA Letter in comparable situations or in the event they refuse to do so, comply with any obligations of any Applicable Law, including any Environmental Law, in effect at the time; and respond to any claim by any third party with respect to any ST Facility Environmental Liability, provided that the Indemnitor’s duty to indemnify under Section 6.1 of the Agreement for ST Facility Environmental Liabilities shall not apply to the extent that the Indemnitee’s actions fail to comply with paragraph (b), below.
     (b) The Parties agree that any Remedial Action undertaken by ST or Newco to obtain any NFA Letter (to the extent permitted by the Governmental Authority issuing such NFA Letter) or comply with any Applicable Law, including any Environmental Law, in effect at the time: shall employ a reasonably cost-effective method under the circumstances, based on the use of the property for industrial (as opposed to residential or commercial) purposes, shall not exceed the least stringent requirement imposed by any clearly applicable Environmental Laws in effect at the time, including as applicable, within the context of obtaining a NFA Letter or complying with Applicable Law, shall make reasonable use of institutional and engineering controls reasonably acceptable to both Newco and ST, such as deed restrictions, signs, fencing, buffers, and controls, to the extent permitted by Governmental Authorities, provided that such institutional and engineering controls shall not (i) unreasonably restrict or limit the industrial activities currently being performed and those which ST or Newco expects to perform on any Owned ST Real Property or any Leased ST Real Property or associated services shared in any fashion between ST and Newco, or (ii) fail to address a material risk of off-site migration of any Hazardous Substances, and shall take advantage of applicable risk assessment principles, where practicable, set forth in applicable Environmental Laws in effect at the time.
     (c) After the Closing, on any Remedial Action that either Party undertakes pursuant to the third sentence of Section 6.8(a), the acting Party shall:
     (i) cooperate with the other Party as much as possible, including, but not limited to, keeping the other Party reasonably informed related to the progress of such matters (including, providing the other Party with copies of material plans, reports and external correspondence), permitting the other Party to be present at the property during, and providing ST reasonable advance notice prior to, the execution of any significant Remedial Actions (including testing), and ensuring that the other Party is provided reasonable advance notice of any scheduled voice or in-person conferences with regulators or other third parties;
     (ii) ensure that such conferences are held on dates, and at places and times, mutually convenient to the other Party, that the other Party is provided all relevant information relating to such conferences, as and when generated or

FINAL ATTACHMENT
TO MASTER AGREEMENT
received by the acting Party (but in all events reasonably far in advance of any conference to permit the other Party’s informed participation therein), and that ST and its agents are afforded a reasonable opportunity to participate therein. The Parties shall use reasonable efforts, including by making their respective agents available on a mutually convenient basis, to work together on the strategy and conduct of such conferences; and
     (iii) ensure that the other Party is given the opportunity to obtain duplicate soil, groundwater and other samples if such samples are taken in connection with any Remedial Action (including testing).
ARTICLE VII
MISCELLANEOUS
     7.1 Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by U.S. registered or certified mail (return receipt requested), postage prepaid, to the Parties at the addresses set forth below or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of telecopier, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (c) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date when sent and (d) in the case of mailing, on the fifth Business Day following that on which the piece of mail containing such communication is posted to the address provided herein or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Any Party hereto may give any notice, request, demand, claim or other communication hereunder using any other means (including ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended. Notices to Parties pursuant to this Agreement shall be given:
if to ST, to:
ST Microelectronics N.V.
Chemin du Champ-des-Filles, 39
1228 Plan-les-Ouates
Geneva, Switzerland
Attention: Pierre Ollivier, Group Vice President and General Counsel
Telephone: 41 22 929 58 76
Fax: 41 22 929 59 06
with a copy to (which shall not constitute notice to ST):

FINAL ATTACHMENT
TO MASTER AGREEMENT
ST Microelectronics N.V.
1310 Electronics Drive
Mail Station
Carollton, TX 75006
Attention: Steven K. Rose, Vice President, Secretary and General Counsel
Telephone: (972) 466-6412
Fax: (972) 466-7044
with a copy to (which shall not constitute notice to ST)
Shearman & Sterling LLP
525 Market Street
San Francisco, CA 94105
Attention: John D. Wilson
Telephone: (415) 616-1100
Facsimile: (415) 616-1199
if to Newco, to:
[Newco]
____________________
____________________
____________________
Attention:
Telephone: (___) ___ ____
Fax: (___) ___ ____
with copies to (which shall not constitute notice to Newco):
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95054
Attention: Treasurer
Telephone: (408) 765-8080
Fax: (408) 765-6038
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95054
Attention: General Counsel
Telephone: (408) 765-8080
Fax: (408) 653-8050

FINAL ATTACHMENT
TO MASTER AGREEMENT
and a copy to (which shall not constitute notice to Intel or Newco):
Gibson, Dunn & Crutcher LLP
1881 Page Mill Rd.
Palo Alto, CA 94304
Attention: Russell C. Hansen
Telephone: (650) 849-5300
Fax: (650) 849-5333
with copies to (which shall not constitute notice to Newco)
Francisco Partners
2882 Sand Hill Road
Suite 289
Menlo Park, CA 94025
Attention: David ibnAle
Telephone: (650) 233-2900
Fax: (650) 233-2999
Francisco Partners
40 Berkeley Square
London W1J 5AL
United Kingdom
Attention: Phokion Potamianos
Telephone: 44 0 207 907 8600
Fax: 44 0 207 907 8650
with a copy to (which shall not constitute notice to Newco or FP)
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025
Attention: William M. Kelly
Martin A. Wellington
Telephone: (650) 752-2000
Facsimile: (650) 752-2112
     7.2 Amendments; Waivers.
     (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective.
     (b) No waiver by a Party of any default, misrepresentation or breach of a warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to

FINAL ATTACHMENT
TO MASTER AGREEMENT
any prior or subsequent default, misrepresentation or breach of a warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence. No failure or delay by a Party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided under Applicable Law.
     7.3 Expenses. Except as set forth in Section 5.8(c) hereof and Section 7.3 of the Master Agreement, all costs and expenses incurred in connection with this Agreement and the other Transaction Documents and in closing and carrying out the transactions contemplated hereby and thereby shall be paid by the Party incurring such cost or expense.
     7.4 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs, personal representatives and permitted assigns. No Party hereto may transfer or assign either this Agreement or any of its rights, interests or obligations hereunder, whether directly or indirectly, by operation of law, merger or otherwise, without the prior written approval of each other Party; provided, however, that Newco may assign, delegate or transfer in whole or in part its rights and interests under this Agreement and the Transaction Documents to any of its lenders for collateral assignment purposes. No such transfer or assignment shall relieve the transferring or assigning Party of its obligations hereunder if such transferee or assignee does not perform such obligations.
     7.5 Governing Law. This Agreement shall be construed in accordance with and this Agreement and any disputes or controversies related hereto shall be governed by the internal laws of the State of New York without giving effect to the conflicts of laws principles thereof that would apply the laws of any other jurisdiction.
     7.6 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be an original, with the same effect as if the signatures were upon the same instrument and delivered in person. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties.
     7.7 Entire Agreement. This Agreement (including the schedules and exhibits referred to herein, which are hereby incorporated by reference), the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings and negotiations, both written and oral, express or implied, between and among the Parties with respect to the subject matter of this Agreement. No representation, warranty, promise, inducement or statement of intention has been made by either Party that is not embodied in this Agreement or such other documents, and neither Party shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     7.8 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.
     7.9 Severability. If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.
     7.10 Dispute Resolution.
     (a) With the exception of disputes involving intellectual property ownership and infringement issues, and disputes governed by Section 2.7, Section 2.8, Section 2.9 or Section 5.8(g) hereof, any dispute arising under this Agreement shall be finally resolved by arbitration. The Parties waive their right to any form of appeal to a court on any questions of law arising out of the arbitration award. Any dispute or claim between the Parties which is beyond the scope of this Section shall be submitted to the exclusive jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the State of New York. The Parties hereby consent to and grant any such court jurisdiction over such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.1 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.
     (b) Mediation. Prior to arbitration, however, the Party making the original claim shall provide the other Party with a written description of the dispute or claim and the senior executives of the Parties shall meet in an attempt to resolve such dispute or claim. If the disagreements cannot be resolved by the senior management after 90 days from the date any Party made a written demand for resolution, a binding arbitration shall be held.
     (c) Arbitration Rules. The rules of the arbitration shall be agreed upon by the Parties prior to the arbitration and shall be based upon the nature of the disagreement. To the extent that the Parties cannot agree on the rules of the arbitration after 30 days from the date any party makes a written demand for resolution, then, subject to Section 7.10(d), the Rules of Arbitration of the ICC in effect as of the Closing Date shall apply.
     (d) Mandatory Rules. As a minimum set of rules in the arbitration the Parties agree as follows:
     (i) The arbitration shall be held by one arbitrator appointed by mutual agreement of the Parties. If the Parties cannot agree on a single arbitrator within 15 days from the date written demand for arbitration has been received by the other Party, each Party shall identify one independent individual. The individuals

FINAL ATTACHMENT
TO MASTER AGREEMENT
appointed by the Parties shall then meet to appoint a single arbitrator. If an arbitrator still cannot be agreed upon within an additional 15 day period, he or she shall be appointed by the ICC.
     (ii) The place of arbitration shall be New York, New York. Hearings and meetings shall be held in New York or at such other place as the Parties may agree.
     (iii) The English language shall be used in the proceedings. Documents and written testimonies may be submitted in any language provided that the Party submitting such documents and testimonies shall provide, at its own expense, a translation of the same in the English language.
     (iv) The arbitrator shall specify the basis for the award, the basis for the damages award and a breakdown of the damages awarded, and the basis of any other remedy authorized under this section. The award shall be considered as a final and binding resolution of the dispute or claim.
     (v) The Parties agree to maintain the confidentiality of the arbitral proceedings, the existence of the same and the status of the hearings. In addition, the Parties undertake to maintain the confidentiality of any document exchanged in, produced in, or created by the Parties for the arbitration proceedings as well as the confidentiality of the award. Notwithstanding the foregoing, if the disclosure of the arbitral proceedings, or of any of the documents exchanged in, produced in or created for the arbitration proceedings or if the disclosure of the award is required by applicable law, rule or regulation or is compelled by a court or governmental agency, authority or body: (A) the Parties shall use the legitimate and legal means available to minimize the scope of their disclosure to third parties; and (B) the Party compelled to make the disclosure shall inform the other Party and the arbitrator at least 20 Business Days in advance of the disclosure (or if 20 Business Days’ notice is not practicable because the Party is required to make the disclosure less than 20 Business Days after becoming aware of the event or occurrence giving rise to such disclosure requirement, then notice to the other Party and the arbitrator shall be provided as soon as practicable after such event or occurrence).
     (vi) The duty of the Parties to arbitrate any dispute or claim within the scope of this Section shall survive the expiration or termination of this Agreement for any reason. The Parties specifically agree that any action must be brought, if at all, within two years from discovery of the cause of action.
     (vii) The discretion of the arbitrator to fashion remedies shall be no broader than the legal and equitable remedies available to a court (unless the parties expressly agree otherwise prior to the start of arbitration). In no event, however, shall the arbitrator award a remedy which enjoins a Party or its customers to stop manufacturing, using, marketing, selling, offering for sale, or

FINAL ATTACHMENT
TO MASTER AGREEMENT
importing such Party’s products. In addition, notwithstanding anything herein to the contrary, in no event, shall the arbitrator award a remedy which enjoins a Party to license to the other Party any of its intellectual property rights of whatever nature. The arbitrator will have no authority to award damages in excess of compensatory damages and each Party expressly waives and foregoes any right to punitive, exemplary or similar damages, except as such damages may be required by statute. In no event shall the amount of damages awarded to the prevailing Party exceed or otherwise be inconsistent with any of the applicable limitations on damages set forth in this Agreement, including Sections 6.2 and 6.5.
     (viii) The arbitrator may not order any conservatory or interim relief measures of any kind. In any event, however, either Party may apply for conservatory or interim relief measures to the courts of the State of New York or the Federal courts of the United States of America located in the State of New York which shall have exclusive jurisdiction to grant such injunctive relief.
     (ix) The Parties shall agree upon what, if any, disclosure to the other parties to the arbitration shall be permitted. If the Parties can not agree on the form of disclosure within 30 days after the appointment of the arbitrator, then the Parties agree that in addition to the Rules of Arbitration of the ICC, the arbitrators shall apply the IBA Rules of Evidence. In case of conflict between Rules of Arbitration of the ICC and the IBA Rules of evidence, the Rules of Arbitration of the ICC shall prevail. Notwithstanding anything herein to the contrary, in no event shall anything verbally or in writing used strictly for settlement purposes between the Parties be permitted by the arbitration to be used as evidence for either Party’s case.
     (x) The Parties shall equally bear the costs of the arbitration. Each Party shall bear the fees and expenses of its appointed experts and shall bear its own legal expenses. For the purpose of this clause, the term “costs of arbitration” includes only: (A) the fees and expenses of the arbitrator; (B) in the case of an arbitration governed by the ICC Rules, the ICC administrative expenses fixed by the Court of Arbitration of the ICC; and (C) the fees and expenses of any experts appointed by the arbitrator.
     7.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF

FINAL ATTACHMENT
TO MASTER AGREEMENT
LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (d) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.11.
     7.12 Third Party Beneficiaries. Notwithstanding any other provision in this Agreement to the contrary, neither Intel nor FP shall be deemed to be a third party beneficiary under this Agreement for any purpose. No provision of this Agreement shall create any third party beneficiary rights in any other Person, including any employee or former employee of ST or Intel or any of their respective Affiliates (including any beneficiary or dependent thereof).
     7.13 Specific Performance. The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated herein, may cause irreparable injury to the other Party, for which damages, even if available, may not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.
     7.14 No Presumption Against Drafting Party. ST and Newco acknowledge that ST and each of the other shareholders of Newco have been represented by counsel in connection with the negotiation and execution of this Agreement and the other Transaction Documents. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
[Remainder of page intentionally left blank]

Exhibit 99.2
FINAL ATTACHMENT
TO MASTER AGREEMENT
     IN WITNESS WHEREOF, the Parties hereto have caused this ST Asset Contribution Agreement to be duly executed and delivered as of the date set forth above.

STMICROELECTRONICS N.V.

By:

Name:

Title:

Date:

[NEWCO]

By:

Name:

Title:

Date:

Signature Page to ST Asset Contribution Agreement

APPENDIX A	FINAL ATTACHMENT TO MASTER AGREEMENT
ST ASSET CONTRIBUTION AGREEMENT
DEFINITIONS
     “Accounts Payable” means all accounts payable owing by a Person for raw materials or supplies received by or services rendered to such Party or any of its Subsidiaries.
     “Accounts Receivable” means all accounts receivable, notes receivable and other current rights to payment of a Person, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto, and any claim, remedy or other right related to any of the foregoing.
     “Actual ST Capital Expenditures” shall have the meaning set forth in Section 2.9 of the ST Asset Contribution Agreement.
     “Affiliate”, with respect to any Person, means any other Person directly or indirectly controlling, controlled by or under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” or “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.
     “Applicable Law” means, with respect to any Person, any federal, state, local or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents.
     “Articles of Association” means the Articles of Association of Newco, in substantially the form attached to Schedule 2.4 of both of the Master Agreement Disclosure Letters, as amended from time to time.
     “Bank Guarantee” shall have the meaning set forth in Section 5.11(g) of the ST Asset Contribution Agreement.
     “Bouskoura Equipment” means the machinery, laboratory and other equipment, tools and other tangible personal property set forth under the heading “Bouskoura” in Schedule 2.1(a) to the ST ACA Disclosure Letter.
     “Business Day” means each day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Geneva, Switzerland are authorized or required by law to close.
     “Cash and Cash Equivalents” means all cash on hand and cash equivalents of a Person (whether or not related to the applicable Business), including currency and coins, negotiable
APPENDIX A

FINAL ATTACHMENT
TO MASTER AGREEMENT
checks, bank accounts, marketable securities, commercial paper, certificates of deposit, treasury bills, surety bonds and money market funds.
     “Claims” means all rights to causes of action, claims, demands, rights and privileges against third parties, whether liquidated or unliquidated, fixed or contingent, choate or inchoate.
     “Closing” shall have the meaning set forth in Section 2.5 of the Master Agreement.
     “Closing Date” means the date of the Closing, as further described in Section 2.5 of the Master Agreement.
     “Confidentiality Agreement” means that certain Confidentiality Agreement among Intel, ST and FP dated as of May 22, 2007.
     “Contemplated Financing” means either of: (i) the debt financing pursuant to the Commitment Letter; or (ii) substitute debt financing on substantially equivalent economic terms that is adequate to provide working capital requirements and funds for other general corporate purposes of Newco and its Subsidiaries following the Closing.
     “Contract” means each contract, agreement, option, lease, license, cross-license, sale and purchase order, commitment and other instrument of any kind, whether written or oral.
     “Copyrights” means copyrights and mask work rights (whether or not registered) and registrations and applications therefor, worldwide.
     “Customer Data” means the data related to customers of a Party’s Business which is included in such Party’s Transferred Assets.
     “Effective Time” means, unless otherwise agreed by the Parties, 12:01 a.m. GMT on the Closing Date.
     “Environmental Laws” means any Applicable Laws of any Governmental Authority in effect as of the Closing Date, unless otherwise noted, relating to pollution, protection or remediation of the environment, the use, storage, treatment, generation, manufacture, distribution, transportation, processing, handling, Release, disposal of or exposure to Hazardous Substances or, as such relate to Hazardous Substances, public and occupational health and safety.
     “Environmental Liability” means any Liability or Loss, including the cost of any Remedial Action, arising in connection with (i) the use, generation, storage, treatment, manufacture, distribution, transportation, processing, handling, disposal or Release of any Hazardous Substances, (ii) the violation of or liability under any Environmental Laws or any Governmental Approval relating to any Hazardous Substances or (iii) any third party claim, litigation or proceeding relating to any Hazardous Substance or Environmental Laws.
     “Environmental Permits” means all permits, licenses or other authorizations of any Governmental Authority required pursuant to applicable Environmental Law.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     “Equity Plan” means an equity compensation plan for Newco, with terms reasonably satisfactory to Newco, Intel, ST, and FP, pursuant to which no more than 6% of the outstanding share capital of Newco at the Closing Date shall be reserved for issuance.
     “Equity Transaction Documents” means the Share Purchase Agreement, the Shareholders’ Agreement, the Articles of Association and the Internal Rules.
     “Final Payment Date” has the meaning set forth in Section 2.8 of the ST Asset Contribution Agreement.
     “FP” means Redwood Blocker S.a.r.l., a limited liability company organized under the laws of The Grand-Duchy of Luxembourg.
     “GAAP” means generally accepted accounting principles in the United States of America, applied on a consistent basis, as in effect as of the date hereof.
     “Governmental Approval” means an authorization, consent, approval, permit or license issued by, or a registration or filing with, or notice to, or waiver from, any Governmental Authority.
     “Governmental Authority” means any United States or non-United States federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.
     “Hazardous Substance” shall mean any hazardous substance within the meaning of Section 101(14) of the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9601(14), and any chemical, substance, material, agent or waste defined or regulated as toxic, hazardous, extremely hazardous or radioactive, or as a pollutant or contaminant, under any applicable Environmental Law, including petroleum, petroleum derivatives, petroleum by-products or other hydrocarbons, asbestos or asbestos-containing material and polychlorinated biphenyls.
     “Hynix Interests” means all of the outstanding equity, voting or profit interests in the Hynix JV owned directly or indirectly by ST.
     “Hynix JV” means Hynix-ST Semiconductor Ltd., a wholly foreign-owned entity established under the laws of the People’s Republic of China.
     “Hynix JV Junior Credit Agreement” means the US$250,000,000 Facility Agreement, dated August 24, 2006, among the Hynix JV, as borrower, and DBS Bank Ltd. as arranger and original lender, agent and security agent.
     “IBA Rules of Evidence” means the IBA Rules on the Taking of Evidence in International Commercial Arbitration.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     “Indebtedness” means any (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, or (iii) guarantees with respect to any indebtedness or obligation of a type described in clauses (i) through (ii) above of any other Person.
     “Indemnitee” shall (i) for purposes of the Intel Asset Transfer Agreement, have the meaning set forth in Section 6.2(c) of the Intel Asset Transfer Agreement, and (ii) for purposes of the ST Asset Contribution Agreement, have the meaning set forth in Section 6.2(c) of the ST Asset Contribution Agreement.
     “Indemnitor” shall (i) for purposes of the Intel Asset Transfer Agreement, have the meaning set forth in Section 6.2(c) of the Intel Asset Transfer Agreement, and (ii) for purposes of the ST Asset Contribution Agreement, have the meaning set forth in Section 6.2(c) of the ST Asset Contribution Agreement.
     “Independent Accountants” shall have the meaning set forth in Section 2.7(c) of the ST Asset Contribution Agreement.
     “Intel Approvals” means the required consents, waivers and approvals of Intel set forth on Schedule 3.3 of the Intel ATA Disclosure Letter and Schedule 3.1(c) of the Intel Master Agreement Disclosure Letter.
     “Intel Asset Transfer Agreement” means that certain Asset Transfer Agreement to be entered into by Intel and Newco as of the Closing Date, in substantially the form attached to Schedule 2.1 to the Intel Master Agreement Disclosure Letter.
     “Intel Option” means that certain Option to Purchase Ordinary Shares to be entered into between Newco and Intel or one or more of Intel’s Affiliate(s), in substantially the form attached to Schedule 4.16(d) of the Intel Master Agreement Disclosure Letter.
     “Intel Transferred Assets” shall have the meaning set forth in Section 2.1 of the Intel Asset Transfer Agreement.
     “Intellectual Property” means intellectual property rights arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: Copyrights, Trade Secrets, Patents and Trademarks.
     “Internal Rules” means the internal rules (“reglement”) of Newco, in substantially the form attached to Schedule 2.4 to both of the Master Agreement Disclosure Letters, as amended from time to time.
     “Italian Newco” means the entity that will be formed in Italy prior to the Closing Date in connection with the demerger of assets and liabilities of the ST Business from STMicroelectronics S.r.l. and which will operate certain Italian assets of the ST Business following the Closing.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     “Knowledge” means, with respect to any Person, the actual knowledge of such Person. Notwithstanding the foregoing, with respect to any Person that is a corporation, limited liability company, partnership or other business entity, actual knowledge shall be deemed to mean the actual knowledge of all directors and officers of any such Person; provided, however, that (i) with respect to Intel, “Knowledge” shall be deemed to be solely the actual knowledge of the individuals identified in Section A of Schedule 1.1(b) of the Intel ATA Disclosure Letter, after obtaining from the individuals identified in Section B of Schedule 1.1(b) of the Intel ATA Disclosure Letter a certification as to their actual knowledge of each matter with respect to which Intel makes any representation or warranty as to its Knowledge under any Transaction Document, (ii) with respect to ST, “Knowledge” shall be deemed to be solely the actual knowledge of the individuals identified on Schedule 1.1(b) of the ST ACA Disclosure Letter, after obtaining from the individuals identified on Schedule 1.1(b) of the ST ACA Disclosure Letter a certification as to their actual knowledge of each matter with respect to which ST makes any representation or warranty as to its Knowledge under any Transaction Document, and (iii) with respect to FP, “Knowledge” shall be deemed to be solely the actual knowledge of David ibnAle, Phokion Potamianos, and Keith Toh.
     “Leased ST Real Property” means the ST Real Property listed in Schedule 3.6(b) of the ST ACA Disclosure Letter.
     “Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, absolute, contingent, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.
     “Lien” means, with respect to any asset, any lien, mortgage, pledge, hypothecation, right of others, claim, security interest, encumbrance, lease, sublease, license, interest, option, charge or other restriction or limitation of any nature whatsoever in respect of such asset, including any Share Encumbrance; provided, however, that any license of Intellectual Property shall not be considered a Lien on such Intellectual Property.
     “Losses” means any and all deficiencies, judgments, settlements, demands, claims, suits, actions or causes of action, assessments, liabilities, losses, damages (excluding indirect, incidental or consequential damages), interest, fines, penalties, costs and expenses (including reasonable legal, accounting and other costs and expenses) incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification therefor.
     “M6 Tax Credit Benefit” has the meaning set forth in Section 5.8(h) of the ST Asset Contribution Agreement.
     “M6 Tax Credits” shall mean the tax credits under Italian law directly attributable to investments made with respect to the M6 facility prior to the Closing Date.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     “Managing Director” means any member of Newco’s Management Board.
     “Master Agreement” means that certain Master Agreement by and among Intel, ST, FP, and FP Holdco dated May 22, 2007.
     “Minimum Committed ST Inventory Value” means 91% of the ST Inventory Value as of the end of ST’s first fiscal quarter of 2007.
     “Multiemployer Plan” means any employee pension benefit plan within the meaning of Section 3(2) of ERISA that is a “multiemployer plan,” as defined in Section 3(37) of ERISA.
     “Net Available Cash of the ST Transferred Entities” means (a) the Cash and Cash Equivalents (including checks received but not yet deposited or cleared, but only if they clear promptly after deposit by Newco) of the ST Transferred Entities minus (b) (i) checks written by the ST Transferred Entities but not yet cashed, (ii) the ST Transferred Employee Payment Liabilities of the ST Transferred Entities and (iii) the regular payroll liability of the ST Transferred Entities in the case of each clause above, as of the Effective Time. Net Available Cash of the ST Transferred Entities may be a positive or negative number.
     “Newco ACA Basket” shall have the meaning set forth in Section 6.2(e) of the ST Asset Contribution Agreement.
     “Newco Actuary” shall have the meaning set forth in Section 5.11(c) of the Intel Asset Transfer Agreement.
     “Newco Allocated Positions” means those positions with Newco for which a Intel Business Employee or a ST Business Employee is not allocated on Schedule 3.12(c) to the Intel ATA Disclosure Letter or Schedule 3.12(c) to the ST ACA Disclosure Letter.
     “Newco Approvals” means any Governmental Approval which Intel, ST and FP reasonably agree Newco must obtain in order to consummate the transactions contemplated by the Transaction Documents.
     “Newco Equipment” means the Toa Payoh Equipment, the Shenzhen Equipment, the ST1 Equipment and the Bouskoura Equipment.
     “Newco Indemnitees” means Newco and its Affiliates, officers, directors, shareholders, representatives and agents.
     “Newco Restricted Employees” shall have the meaning set forth in Section 5.11(e)(i) of the ST Asset Contribution Agreement.
     “Newco Transition Services Agreement” means the Newco Transition Services Agreement identified on Schedule 2.4 of the ST Master Agreement Disclosure Letter to be entered into by and between ST and Newco on the Closing Date, in substantially the form attached to such schedule.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     “NFA Letter” shall mean a letter from an appropriate Governmental Authority stating that no further action is required to address any Intel Facility Environmental Liability or ST Facility Environmental Liability, as applicable.
     “Notice of Claim” means a written notice by an Indemnitee to an Indemnitor of a claim for Losses.
     “Ordinary Shares” means ordinary shares of Newco, par value [ ] eurocent per share.
     “Outstanding” means, as of any date of determination, all Shares that have been issued on or prior to such date, other than Shares held, repurchased or otherwise reacquired by Newco on or prior to such date.
     “Owned ST Real Property” means the Intel Real Property listed in Schedule 3.6(a) of the ST ACA Disclosure Letter.
     “Patents” means patents and applications worldwide, including continuation, divisional, continuation in part, reexamination, or reissue patent applications and patents issuing thereon.
     “Party” means for purposes of each Transaction Document, each party identified in the preamble of each such Transaction Document as a “Party.”
     “Permitted Liens” means (i) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due or which are both (A) being contested in good faith, and (B) described in reasonable detail on a Schedule to the applicable Transaction Document (ii) statutory Liens of landlords and statutory Liens of carriers, warehousemen, mechanics or materialmen incurred in the ordinary course of business which are either for sums not yet due or are immaterial in amount, (iii) zoning, entitlement, and other land use laws, and (iv) easements and other imperfections of title or encumbrances, in each case, that do not materially detract from the value of the relevant Transferred Asset or materially interfere with any present or intended use of such Transferred Asset.
     “Permits” means all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for a Party or its Subsidiaries to own, lease and operate such Party’s Transferred Assets and to carry on such Party’s Business as currently conducted.
     “Person” means an individual, corporation, partnership, association, limited liability company, trust, estate or other similar business entity or organization, including a Governmental Authority and any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.
     “Planned ST Capital Expenditures” shall have the meaning set forth in Section 2.9 of the ST Asset Contribution Agreement.
     “Post-Closing Accounts Receivable” means all Accounts Receivable accruing including pursuant to any Intel Transferred Sales Order or ST Transferred Sales Order, as the case may be,

FINAL ATTACHMENT
TO MASTER AGREEMENT
fulfilled (including pursuant to the Intel Transition Services Agreement or the ST Transition Services Agreement) on or after the Closing Date by Newco or any of its Subsidiaries or arising on and after the Closing Date.
     “Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the Closing Date.
     “Pre-Closing Accounts Payable” means all Accounts Payable accruing or arising prior to the Closing Date.
     “Pre-Closing Accounts Receivable” means all Accounts Receivable accruing or arising prior to the Closing Date.
     “Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.
     “Preferred Shares” means convertible preferred shares of Newco, par value [ ] eurocent per share.
     “Preliminary ST Closing Statement” has the meaning set forth in Section 2.8 of the ST Asset Contribution Agreement.
     “Preliminary ST Inventory Statement” has the meaning provided in Section 2.7(a) of the ST Asset Contribution Agreement.
     “Prepayments” means all prepaid items and deposits paid by a Party or any of its Subsidiaries to the extent relating to such Party’s Business, and any claim, remedy or other right related to any of the foregoing.
     “Proceeding” means any action, suit, claim, charge, hearing, arbitration, audit, or proceeding (public or private).
     “Property Taxes” shall have the meaning set forth in Section 5.8(b)(iii) of the Intel Asset Transfer Agreement.
     “PTO” means the United States Patent and Trademark Office.
     “Purchase Price” shall have the meaning set forth in Section 2.2 of the Share Purchase Agreement.
     “Receiving Party” shall (i) for purposes of the Intel Asset Transfer Agreement, have the meaning set forth in Section 5.1(b) of the Intel Asset Transfer Agreement, (ii) for purposes of the ST Asset Contribution Agreement, have the meaning set forth in Section 5.1(b) of the ST Asset Contribution Agreement and (iii) for purposes of the Intel Intellectual Property Agreement and the ST Intellectual Property Agreement, with respect to Confidential Information of a Party, mean another Party that is not a Licensing Affiliate of such Party and that receives (or receives

FINAL ATTACHMENT
TO MASTER AGREEMENT
access to) such Confidential Information pursuant to or in connection with the Intel Intellectual Property Agreement or the ST Intellectual Agreement.
     “Remedial Action” means investigation, evaluation, risk assessment, monitoring, response, removal, clean-up, remediation, corrective action or other terms of similar import and any related closure, post-closure, operations and maintenance or engineering control activities.
     “Restricted Employee” means any ST Restricted Employee, any Newco Restricted Employee or any Intel Restricted Employee.
     “Sales Taxes” means any excise, value added, registration, stamp, recording, documentary, conveyancing, transfer, sales, use and any other similar Taxes arising out of the transfer of the applicable Transferred Assets.
     “Share Encumbrances” means Liens, claims, options, rights of other parties, voting trusts, proxies, shareholder or similar agreements, encumbrances or other restrictions (other than restrictions imposed by applicable securities laws).
     “Share Purchase Agreement” means the Share Purchase Agreement to be entered into by FP and Newco as of the Closing Date, in substantially the form attached to Schedule 2.3 to the Intel Master Agreement Disclosure Letter and to Schedule 2.3 to the ST Master Agreement Disclosure Schedule.
     “Shareholders’ Agreement” means the Shareholders’ Agreement by and among Intel (as used in this definition, “Intel” has the meaning ascribed to such term in the Shareholders’ Agreement), ST (as used in this definition, “ST” has the meaning ascribed to such term in the Shareholders’ Agreement), FP (as used in this definition, “FP” has the meaning ascribed to such term in the Shareholders’ Agreement), FP Holdco and Newco to be entered into on the Closing Date, substantially in the form attached to Schedule 2.4 to both of the Master Agreement Disclosure Letters.
     “Shenzhen Equipment” means the machinery, laboratory and other equipment, tools and other tangible personal property set forth under the heading “Shenzhen” in Schedule 2.1 to the ST ACA Disclosure Letter.
     “ST” means STMicroelectronics N.V., a limited liability company organized under the laws of The Netherlands, with corporate seat in Amsterdam, The Netherlands.
     “ST ACA Basket” shall have the meaning set forth in Section 6.2(e) of the ST Asset Contribution Agreement.
     “ST ACA Disclosure Letter” means the disclosure letter, as agreed to between the Parties as of the date of the Master Agreement (with such amendments as may be subsequently made pursuant to the terms of such agreement), containing the Schedules required by the provisions of such agreement.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     “ST ACA Restricted Employees” shall have the meaning set forth in Section 5.11(e)(ii) of the ST Asset Contribution Agreement.
     “ST Actuary” shall have the meaning set forth in Section 5.11(c) of the ST Asset Contribution Agreement.
     “ST Ancillary Agreements” means the ST Assignment and Assumption Agreement, ST Bills of Sale, ST Intellectual Property Agreement, ST Transition Services Agreements, ST Facility Transfer Agreements, ST Joint Development Agreement, ST Back-End Supply Agreement, ST M5 Consortium Agreement, ST R2 Consortium Agreement, TFR Indemnification Agreement, Bank Guarantee, ST Assumption of Excluded Liabilities, ST Copyright Assignment, ST Patent Assignment, ST Trademark Assignment and the Newco Transition Services Agreement.
     “ST Approvals” means the required consents, waivers and approvals of ST set forth on Schedule 3.3 of the ST ACA Disclosure Letter and Schedule 3.2(c) of the ST Master Agreement Disclosure Letter.
     “ST Assignment and Assumption Agreement” means, collectively, the Assignment and Assumption Agreements to be entered into by Newco or its Affiliates, on one hand, and ST or its Affiliates, on the other hand, as of the Closing Date in substantially the form attached as Exhibit A to the ST Asset Contribution Agreement.
     “ST Assumption of Excluded Liabilities” shall have the meaning set forth in Section 2.4 of the ST Asset Contribution Agreement.
     “ST Back-End Supply Agreement” means the ST Back-End Supply Agreement identified on Schedule 2.4 of the ST Master Agreement Disclosure Letter to be entered into by and between ST and Newco on the Closing Date, in substantially the form attached to such schedule.
     “ST Bill of Sale” means any bill of sale or other similar document reasonably requested by any Party and reasonably necessary to transfer any ST Transferred Asset in accordance with applicable law to be executed by one or more ST Transferors in favor of Newco or a Subsidiary of Newco as of the Closing Date, each in substantially the form attached as Exhibit B to the ST Asset Contribution Agreement.
     “ST Books and Records” means all of the books of account, general and financial records, invoices, shipping records, customer records, supplier lists, correspondence and other documents, records and files of ST and its Subsidiaries whether in hard copy or computer format which relate exclusively to the ST Business and are necessary for the conduct of such ST Business after the Closing (excluding all personnel records or any employee information for ST Business Employees who are not ST Transferred Employees employed by an ST Transferred Entity as of the Closing Date).

FINAL ATTACHMENT
TO MASTER AGREEMENT
     “ST Business” means the sale, manufacture, design and or development of NOR Flash Memory Products, NAND Flash Memory Products, Phase Change Memory Products and Stacked Memory Products.
     “ST Business Capital Expenditures Plan” means the plan set forth on Schedule 3.14(e) of the ST ACA Disclosure Letter setting forth (i) the actual capital expenditures of ST with respect to the ST Business for its first fiscal quarter of 2007; and (ii) the budgeted capital expenditures of ST with respect to the ST Business for the second, third and fourth fiscal quarters of 2007.
     “ST Business Employees” means the employees who are identified on Schedule 3.12(c) of the ST ACA Disclosure Letter.
     “ST Cash Independent Accountants” has the meaning set forth in Section 2.8 of the ST Asset Contribution Agreement.
     “ST Consideration” shall have the meaning set forth in Section 2.6(c) of the ST Asset Contribution Agreement.
     “ST Contractual Consents” shall have the meaning set forth in Section 3.8(b) of the ST Asset Contribution Agreement.
     “ST Copyright Assignment” means any agreement for the assignment of ST Transferred Copyrights by an ST Transferor to Newco or a Subsidiary of Newco, dated as of the Closing Date, in the form agreed among Intel, ST and FP.
     “ST Employee Agreement” means each management, employment, severance, consulting, relocation, repatriation, expatriation or other agreement or Contract between ST or any of its Subsidiaries and any ST Business Employee directly relating to such ST Business Employee’s terms or conditions of employment.
     “ST Employee Plan” means any plan, program, policy, practice, agreement or other arrangement providing for compensation, severance, termination pay, vacation pay, paid time off, pension benefits, retirement benefits, deferred compensation, variable compensation, bonuses, performance awards, stock or stock-related awards, fringe benefits (including health, dental, vision, life, disability, sabbatical, accidental death and dismemberment benefits), or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, excluding any ST Employee Agreement, which is or has been maintained or contributed to by ST or its Affiliates for the benefit of any ST Business Employee.
     “ST Employee Agreement” means each management, employment, severance, consulting, relocation, repatriation, expatriation or other agreement or Contract between ST or any of its Subsidiaries and any ST Business Employee directly relating to such ST Business Employee’s terms or conditions of employment.
     “ST Equipment” means the machinery, laboratory and other equipment, tools and other tangible personal property set forth on Schedule 2.1(a) of the ST ACA Disclosure Letter.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     “ST Excluded Assets” shall have the meaning set forth in Section 2.2 of the ST Asset Contribution Agreement.
     “ST Excluded Claims” means all Claims to the extent that such claims relate to: (i) any ST Excluded Assets; or (ii) events or breaches occurring on or prior to the Closing Date that relate to the ST Transferred Assets, provided that Claims for infringements of any ST Transferred Patents, ST Transferred Copyrights or ST Transferred Trade Secrets occurring on or prior to the Closing Date shall not be ST Excluded Claims.
     “ST Excluded Liabilities” shall have the meaning set forth in Section 2.4 of the ST Asset Contribution Agreement.
     “ST Facility Environmental Liability” shall mean all ST Pre-Closing Environmental Liabilities relating to the condition of the soil, soil gas, surface water (including sediments) or groundwater, with respect to the existence of any Hazardous Substances therein, at, on, or under the Owned ST Real Property or the Leased ST Real Property.
     “ST Facility Transfer Term Sheets” means the term sheets attached to Schedule 4.22(a) to the ST Master Agreement Disclosure Letter reflecting the terms and conditions upon which the agreements and other related documents effecting the transfer by ST and its Subsidiaries of the ST Transferred Facilities to Newco and its Subsidiaries shall be substantially based.
     “ST Financial Information” shall have the meaning set forth in Section 3.13(a) of the ST Asset Contribution Agreement.
     “ST Financial Information Date” shall have the meaning set forth in Section 3.13(a) of the ST Asset Contribution Agreement.
     “ST Funded Employee Plan” means any ST Employee Plan that is funded other than through book reserves or insurance and that is not subject to the laws of the United States; provided, however, ST Funded Employee Plan shall not include any TFR Liability.
     “ST Funded Employee Plan Amount” shall have the meaning set forth in Section 5.11(c) of the ST Asset Contribution Agreement.
     “ST Indemnitees” means ST and its Affiliates, officers, directors, stockholders, representatives and agents.
     “ST Intellectual Property Agreement” means the Intellectual Property Agreement to be entered into by and between ST and Newco on the Closing Date, in substantially the form attached to Schedule 2.4 of the ST Master Agreement Disclosure Letter.
     “ST Inventory Depreciation Amount” shall mean, as of any date of determination, the amount of depreciation that would have been reflected in the ST Inventory Value if the assets used to create the inventory of the ST Business were not deemed to be “held for sale” under GAAP during the period from the date of the Master Agreement through the Closing Date.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     “ST Inventory Value” means, as of any date of determination, the gross book value of the ST Transferred Inventory as of such date (less reserves) as determined as of such date (1) from the books and records of ST maintained in the ordinary course of business and (2) in accordance with GAAP, applied in a manner consistent with the ST Financial Information (as it may be adjusted by ST in its sole discretion to reflect any changes consistent with the audited financial statements of the ST Business to be delivered under this Agreement at and for the year ended December 31, 2006). ST Inventory Value shall be determined without giving effect to the transactions contemplated by this Agreement. For purposes of this definition, the amount of reserves deducted under clause (x) above shall be determined as of such date (1) from the books and records of ST maintained in the ordinary course of business and (2) in accordance with GAAP, applied in a manner consistent with the ST Financial Information (as adjusted above). The ST Inventory Value at the end of the first fiscal quarter of ST and the ST Inventory Value at the Closing Date shall be determined on a consistent basis in all respects. Notwithstanding the foregoing, no amount shall be included in the ST Inventory Value with respect to:
(i)	inventories of any ST Product which, as of such date, is obsolete; or

(ii)	any units in inventory of any ST Product which as of such date (A) are not first quality, (B) are not free from defects or (C) do not meet all applicable customer specifications.
     “ST Joint Development Agreement” means the Joint Development Agreement by and between ST and Newco entered into on the Closing Date, based substantially on the term sheet attached to Schedule 2.4 of the ST Master Agreement Disclosure Letter, and reasonably acceptable to ST, FP and ST.
     “ST Leases” means all leases or other occupancy agreements pursuant to which ST or its Subsidiaries lease or occupy the Leased ST Real Property.
     “ST Loan Documents” means the Hynix JV Junior Credit Agreement, the 12-inch Asset Security Agreement dated October 9, 2006 among Hynix-ST Semiconductor Ltd., as Mortgager, Industrial and Commercial Bank of China Limited, Wuxi Branch, as Senior Security Agent, and DBS Bank Ltd., as Junior Security Agent, and the Asset Mortgage Agreement between Hynix-ST Semiconductor Ltd. and DBS Bank Ltd. dated October 9, 2006 (which together give effect to and supersede the Subordinated Secured Promissory Note and Loan Agreement, dated June 13, 2005, among Hynix-ST Semiconductor Ltd. and ST and the Security Agreement, dated June 13, 2005, among Hynix-ST Semiconductor Ltd. and ST).
     “ST Material Adverse Effect” means any event, change or circumstance that, individually or in the aggregate with all other such events, changes or circumstances, (a) results in a material adverse effect on, or material adverse change in, the ST Transferred Assets, taken as a whole, or (b) any event, change or circumstance that is materially adverse to the ability of ST to perform its obligations under any Transaction Document to which it is or will be a party or to consummate the transactions contemplated thereby, other than, in the case of clause (a) above, such changes, effects or circumstances reasonably attributable to: (i) economic, capital market or political conditions generally in the United States or foreign economies in any locations where the ST

FINAL ATTACHMENT
TO MASTER AGREEMENT
Business has material operations or sales, provided the changes, effects or circumstances do not have a materially disproportionate effect (relative to other industry participants) on the ST Business, (ii) conditions generally affecting the industry in which the ST Business operates, provided that the changes, effects or circumstances do not have a materially disproportionate effect (relative to other industry participants) on the ST Business; (iii) the announcement or pendency of the transactions contemplated by the Transaction Documents; (iv) outbreak of hostilities or war, acts of terrorism or acts of God; or (v) compliance with ST’s obligations or the satisfaction of the conditions to the closing of the transactions contemplated by the Transaction Documents.
     “ST M5 Consortium Agreement” means the ST M5 Consortium Agreement to be entered into by and between Italian Newco and STMicroelectronics S.r.l. on or prior to the Closing Date, in substantially the form attached to Schedule 2.4 of the ST Master Agreement Disclosure Letter.
     “ST Newco Shares” shall have the meaning set forth in Section 2.6(a) of the ST Asset Contribution Agreement.
     “ST Notice of Disagreement” has the meaning set forth in Section 2.7(b) of the ST Asset Contribution Agreement.
     “ST Patent Assignment” means any agreement for the assignment of ST Transferred Patents by an ST Transferor to Newco or a Subsidiary of Newco, dated as of the Closing Date, in the form agreed among Intel, ST and FP.
     “ST Preliminary Closing Statement” has the meaning set forth in Section 2.8 of the ST Asset Contribution Agreement.
     “ST Post-Closing Environmental Liability” shall mean any Environmental Liability, including a worsening of existing conditions, to the extent arising out of or relating to (i) Newco’s acts occurring after the Closing Date, (ii) Newco’s inaction occurring one year or later after the Closing Date, or (iii) Newco’s inaction occurring within one year after the Closing Date if Newco knew about the existing condition and its inaction worsened the existing condition; and in connection with a Newco Business or the ST Business, the Owned ST Real Property, the Leased ST Real Property, the ST Transferred Assets or the ST Transferred Entities or the ownership or operation of a Newco Business or the ST Business, the Owned ST Real Property, the Leased ST Real Property or the ST Transferred Assets, the ST Transferred Entities by, or the disposal or treatment of Hazardous Substances generated by, Newco or an Affiliate of Newco (including an ST Transferred Entity) after the Closing Date.
     “ST Post-Closing Product Obligations” means (i) all obligations arising in respect of product support or maintenance obligations related to ST Products sold or licensed on or after the ST ACA Closing and required to be performed after the ST ACA Closing, which obligations arise under any ST Transferred Contract, and any Liabilities which may arise in connection with the performance of, or failure to perform, those obligations and (ii) Liabilities relating to any product liability, warranty, refund or similar claims or returns, adjustments, allowances, repairs

FINAL ATTACHMENT
TO MASTER AGREEMENT
made with respect to ST Products sold after the Closing Date, including those sold by ST on behalf of Newco after the ST ACA Closing pursuant to the ST Transition Services Agreements.
     “ST Pre-Closing Environmental Liability” shall mean any Environmental Liability which (i) relates to the ownership or operation of the ST Business (as now or previously conducted), the Owned ST Real Property, the Leased ST Real Property, the ST Transferred Assets, the ST Transferred Entities, the ST Shared Facilities or any other real property or facility owned, leased, operated or used in connection with the ST Business (as now or previously conducted) or for the disposal or treatment of Hazardous Substances generated in connection with the ST Business, the Owned ST Real Property, the Leased ST Real Property, the ST Transferred Assets, or the ST Transferred Entities, (ii) arises out of or relates to acts occurring or conditions existing on or prior to the Closing Date, but only to the extent that the Environmental Liability arising out of or relating to acts occurring or conditions existing on or prior to the Closing Date can be identified from (A) the ST Environmental Reports so long as such reports are issued not later than one (1) year subsequent to the Closing or (B) documents or data generated prior to the Closing and in the possession of ST prior to the Closing, and (iii) is identified in the foregoing documents and/or data with sufficient specificity so as to clearly identify the scope of the Environmental Liability that is attributable to the ST Business, the Owned ST Real Property, the Leased ST Real Property, the ST Transferred Assets, or the ST Transferred Entities. Notwithstanding the foregoing, ST Pre-Closing Environmental Liability shall not include any ST Post-Closing Environmental Liability.
     “ST Pre-Closing Product Obligations” means (i) all obligations arising in respect of product support or maintenance obligations related to ST Products sold or licensed prior to the Closing and required to be performed after Closing, which obligations arise under any ST Transferred Contract, and any Liabilities which may arise in connection with the performance of, or failure to perform, those obligations and (ii) Liabilities relating to any product liability, warranty, refund or similar claims or returns, adjustments, allowances, repairs, or commercial accommodations or arrangements in respect of Epidemic Failures made with respect to ST Products sold on or before the Closing Date.
     “ST Prepayments” means all Prepayments of ST or any of its Subsidiaries (i) associated with the ST Transferred Contracts and (ii) set forth on Schedule 2.1(f) to the ST ACA Disclosure Letter.
     “ST Privacy Policy” shall have the meaning set forth in Section 5.12 of the ST Asset Contribution Agreement.
     “ST Products” means NOR Flash Memory Products, NAND Flash Memory Products, and Stacked Memory Products, including those listed on Schedule 1.1(c) of the ST ACA Disclosure Letter.
     “ST Retained Marks” shall have the meaning set forth in Section 5.3 of the ST Asset Contribution Agreement.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     “ST R2 Consortium Agreement” means the ST R2 Consortium Agreement to be entered into by and between Italian Newco and STMicroelectronics S.r.l. on or prior to the Closing Date, in substantially the form attached to Schedule 2.4 of the ST Master Agreement Disclosure Letter.
     “ST Standard Form Product Warranties” shall have the meaning set forth in Section 3.16 of the ST Asset Contribution Agreement.
     “ST Supply Agreement” means the Supply Agreement identified on Schedule 2.1 of both of the Master Agreement Disclosure Letters to be entered into by and between ST and Newco on the Closing Date, in substantially the forms attached to such schedule.
     “ST Tax Agreement” shall have the meaning set forth in Section 3.10(e) of the ST Asset Contribution Agreement.
     “ST Trademark Assignment” means any agreement for the assignment of ST Transferred Trademarks by an ST Transferor to Newco or a Subsidiary of Newco, dated as of the Closing Date, in the form agreed among Intel, ST and FP.
     “ST Transferors” shall have the meaning set forth in the Recitals of the ST Asset Contribution Agreement.
     “ST Transferred Assets” shall have the meaning set forth in Section 2.1 of the ST Asset Contribution Agreement.
     “ST Transferred Claims” means all Claims to the extent such Claims relate to the ST Transferred Assets or the ST Transferred Liabilities, other than the ST Excluded Claims. For avoidance of doubt, ST Transferred Claims shall include claims for infringement of any ST Transferred Patent, ST Transferred Copyright or ST Transferred Trade Secret occurring on or prior to the Closing Date.
     “ST Transferred Contracts” means all unexpired contracts set forth on Schedule 2.1(e) of the ST ACA Disclosure Letter, together with the ST Transferred Purchase Orders, the ST Transferred Sales Orders and the ST Leases.
     “ST Transferred Copyrights” means the Copyrights identified on Schedule 2.1(i) of the ST ACA Disclosure Letter.
     “ST Transferred Employee Payment Liabilities” means any and all payment obligations of ST and its Affiliates (i) relating to the service of ST Transferred Employees prior to the Effective Time, (ii) that are assumed by Newco by operation of Applicable Law at the Effective Time, (iii) that are unfunded or for which accruals are made on the employing company’s balance sheet, and (iv) that are not otherwise paid out or satisfied to the ST Transferred Employees prior to or at the Effective Time, including retirement benefits, termination indemnities, unemployment, accrued vacation and paid-time off benefits, Christmas bonuses, thirteenth-month bonuses, vacation premium bonuses and any other non-incentive cash bonuses (other than salary), jubilee and long-service payments; provided, however, that ST Transferred Employee Payment Liabilities shall not include (w) any contingent Liabilities on the part of

FINAL ATTACHMENT
TO MASTER AGREEMENT
Newco that arise solely as a result of providing service recognition under Section 5.11(a) of the ST Asset Contribution Agreement, (x) any TFR Liability, (y) any unearned incentive bonuses or variable pay and (z) the regular payroll of the ST Transferred Entities as of the close of business on the day prior to the Closing Date.
     “ST Transferred Employees” means the ST Business Employees and ST Designated Employees who accept an offer of employment from Newco and who begin their employment with Newco at the Closing (or, to the extent permitted by Applicable Law with respect to inactive employees on short-term, medical or other leave of absence, at the time such employee returns to active status) or such other date as the parties may reasonably agree.
     “ST Transferred Entities” means the entities set forth on Schedule 1.1(a) of the ST ACA Disclosure Letter.
     “ST Transferred Entity Books and Records” means the minute books, stock records, Tax Returns and other records related to Taxes, if any, in each case of each of the ST Transferred Entities.
     “ST Transferred Intellectual Property” means, collectively, the ST Transferred Copyrights, ST Transferred Patents, ST Transferred Trademarks and ST Transferred Trade Secrets.
     “ST Transferred Interests” means 100% of the outstanding equity, voting and profit interests in the ST Transferred Entities.
     “ST Transferred Inventory” means all raw materials, work-in-process, finished goods, supplies, packaging materials and other inventories owned by ST or its Subsidiaries relating exclusively to the ST Business, whether in the possession of ST, a Subsidiary of ST or a third party (including consigned inventory and inventory held by subcontractors).
     “ST Transferred Liabilities” shall have the meaning set forth in Section 2.3 of the ST Asset Contribution Agreement.
     “ST Transferred Patents” means those Patents identified on Schedule 2.1(h) of the ST ACA Disclosure Letter.
     “ST Transferred Permits” means those Permits identified on Schedule 2.1(l) of the ST ACA Disclosure Letter.
     “ST Transferred Purchase Orders” means each purchase order or portion thereof issued by ST or a Subsidiary of ST to the extent relating to the ST Business.
     “ST Transferred Sales Orders” means all pending and unfulfilled sales orders or portions thereof for ST Products.
     “ST Transferred Systems” means factory support systems (for example, shop floor control applications governing work stream models, SPC charts, APC configuration), data,

FINAL ATTACHMENT
TO MASTER AGREEMENT
manufacturing station controllers linked to process equipment tools, and transferable elements of systems and software, in each case exclusively related to the ST Business, provided under the ST Transition Services Agreement which may be released to Newco in connection with the termination of such agreements.
     “ST Transferred Trade Secrets” means any Trade Secrets owned by ST or any of its Subsidiaries as of the Closing Date (including any such Trade Secrets that consist of technical documentation of the nature of the files and other documentation identified on Schedule 2.1(h) to the ST ACA Disclosure Letter) that are used exclusively in the ST Business and not materially embodied or used in or with any other current product or service of ST or any of its Subsidiaries.
     “ST Transferred Trademarks” means those Trademarks identified on Schedule 2.1(k) of the ST ACA Disclosure Letter.
     “ST Transition Services Agreement” means the ST Transition Services Agreement identified on Schedule 2.4 of the ST Master Agreement Disclosure Letter to be entered into by and between ST and Newco on the Closing Date, in substantially the form attached to such schedule.
     “ST1 Equipment” means the machinery, laboratory and other equipment, tools and other tangible personal property set forth under the heading “Muar Johor (ST1)” in Schedule 2.1(a) to the ST ACA Disclosure Letter.
     “Straddle Period” shall have the meaning set forth in Section 5.8(a) of the ST Asset Contribution Agreement.
     “Subsidiary” means, with respect to any Person, (i) any corporation, limited liability company or other similar entity as to which more than 50% of the outstanding capital stock or other securities having voting rights or power is owned or controlled, directly or indirectly, by such Person and/or by one or more of such Person’s direct or indirect subsidiaries and (ii) any Person with a partnership, joint venture or other similar relationship between such Persons and any other Person, provided, however, that with respect to Intel, Silicon Philippines, Inc., a corporation organized and existing under Philippines law (“SPI”), shall be deemed to be a Subsidiary of Intel for purposes of the Transaction Documents and for convenience only, and such inclusion of SPI within this definition shall not imply that such entity is a subsidiary or affiliate of Intel for any purpose independent of the Transaction Documents.
     “Tax Returns” means all returns, declarations, reports, statements, information statements, forms or other documents filed or required to be filed with respect to any Tax.
     “Taxes” means (i) all foreign, federal, state, local and other net income, gross income, gross receipts, sales, use, ad valorem, value added, intangible, unitary, capital gain, transfer, franchise, profits, license, lease, service, service use, withholding, backup withholding, payroll, employment, estimated, excise, severance, stamp, occupation, premium, property, prohibited transactions, windfall or excess profits, value added tax, goods and services tax, social service tax, import tax, export tax, or other taxes of any kind whatsoever, together with any interest and

FINAL ATTACHMENT
TO MASTER AGREEMENT
any penalties, additions to tax or additional amounts with respect thereto, (ii) any Liability for payment of amounts described in clause (i) whether as a result of transferee Liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (iii) any Liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person for Taxes; and the term “Tax” means any one of the foregoing Taxes.
     “TFR Indemnification Agreement” means the TFR Indemnification Agreement to be entered into by Newco, the applicable Newco Subsidiaries and ST on the Closing Date, in a form reasonably acceptable to Intel, FP and ST.
     “TFR Indemnity Obligations” means TFR Liability and any and all Losses arising from any dispute with any party related to any TFR Liability.
     “TFR Liability” means “Trattamento di Fine Rapporto” obligations that are or may become payable to or in respect of any of the ST Transferred Employees with respect to their service with ST prior to their transfer to Newco or its Subsidiaries pursuant to the ST Asset Contribution Agreement.
     “Third Actuary” shall have the meaning set forth in Section 5.11(c) of the Intel Asset Transfer Agreement and the ST Asset Contribution.
     “Third Party A/P Payable by ST Transferred Entities” means all accounts payable and other amounts owed by the ST Transferred Entities to any Person other than ST and its Subsidiaries as applicable for raw materials or supplies received by or services rendered to the ST Transferred Entities, recorded or required to be recorded as such on the financial statements of ST and its Subsidiaries as of the Effective Time prepared on a basis consistent with past practice and in accordance with GAAP, but for purposes of Section 2.8(b)-(e) of the ST Asset Contribution Agreement, accounts payable assumed by ST or its designated Subsidiaries under Section 2.8(a) of the ST Asset Contribution Agreement shall not be included in Third Party A/P Payable by ST Transferred Entities.
     “Third Party A/R Owed to ST Transferred Entities” means all accounts receivable and other current rights to payment of the ST Transferred Entities from any Person other than ST and its Subsidiaries, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto, recorded or required to be recorded as such on the financial statements of ST and its Subsidiaries as of the Effective Time prepared on a basis consistent with past practice and in accordance with GAAP, but for purposes of the Section 2.8(b)-(e) of the ST Asset Contribution Agreement, accounts receivable transferred to ST or its designated Subsidiaries under Section 2.8(a) of the ST Asset Contribution Agreement shall not be included in Third Party A/R Owed to ST Transferred Entities.
     “Third Party Appraisal Firm” shall have the meaning set forth in Section 4.13 of the Master Agreement.

FINAL ATTACHMENT
TO MASTER AGREEMENT
     “Toa Payoh Equipment” means the machinery, laboratory and other equipment, tools and other tangible personal property set forth under the heading “Toa Payoh” in Schedule 2.1 to the ST ACA Disclosure Letter.
     “Trademarks” means trademarks and registrations and applications therefor.
     “Trade Secrets” means confidential know how, inventions, discoveries, concepts, ideas, methods, processes, designs, formulae, technical data, source code, drawings, specifications (including logic specifications), data bases, data sheets, customer lists, Customer Data and other confidential information that constitute trade secrets under applicable law, in each case excluding any rights in respect of any of the foregoing that comprise Copyrights, mask work rights or Patents.
     “Transaction Documents” means the Master Agreement, the Intel Asset Transfer Agreement, the ST Asset Contribution Agreement, the Share Purchase Agreement, the Intel Ancillary Agreements, the ST Ancillary Agreements, the Shareholders’ Agreement, the Confidentiality Agreement, and all of the documents contemplated by any such agreement or entered into by any of the Parties thereto or their Subsidiaries in connections with the transactions contemplated by such agreements.
     “Uncapped ST Losses” means Losses (i) pursuant to a breach of any of Sections 3.2 (Authorization and Enforceability), 3.10 (Tax Matters), 3.12(a) (Pension Plans), 3.15 (Environmental Matters), and 3.22(a) (Organization) and 3.22 (b) (Capitalization), (ii) pursuant to Section 6.2(a)(iii), (iii) resulting from a breach of any covenant other than those set forth in Section 4.10 of the Master Agreement and (iv) resulting from a willful breach of any covenant set forth in Section 4.10 of the Master Agreement).

FINAL ATTACHMENT
TO MASTER AGREEMENT
ASSET CONTRIBUTION AGREEMENT
By and Between
[NEWCO],
and
STMICROELECTRONICS N.V.
Dated as of ___, 200___

FINAL ATTACHMENT
TO MASTER AGREEMENT

FINAL ATTACHMENT
TO MASTER AGREEMENT

FINAL ATTACHMENT
TO MASTER AGREEMENT

FINAL ATTACHMENT
TO MASTER AGREEMENT

FINAL ATTACHMENT
TO MASTER AGREEMENT

Page
7.12 Third Party Beneficiaries	60
7.13 Specific Performance	60
7.14 No Presumption Against Drafting Party	60